Exhibit 99.2

TELUS CORPORATION Management’s discussion and analysis 2026 Q2

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives; our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth); our expectations regarding growth in different areas of our business and regarding our targeted net debt to EBITDA ratio and deleveraging plans; the nature, timing and benefits of our asset monetization and deleveraging plans; our dividend payout ratio range, expected impact of our dividend reset and the termination of the discount under our dividend reinvestment and share purchase plan; and our financing plans. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These assumptions underlying our forward-looking statements are described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2025 annual Management’s discussion and analysis (MD&A) and updated in Section 9 of this MD&A.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●
Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o
potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;
o
our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and
o
our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
●
Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health and TELUS Digital also face intense competition in the different markets in which we compete.
●
Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Risks and uncertainties include:

o
disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o
any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o
the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o
our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o
our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o
deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and
o
our deployment of self-learning tools and automation, which may change the way we interact with customers.
●
Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.
●
Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.
●
Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●
Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

o
our reliance on third-party cloud-based computing services to deliver our IT services; and
o
economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

●
Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o
our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o
technical disruptions and infrastructure breakdowns;
o
delays and rising costs, including as a result of government restrictions or trade actions; and
o
the completeness and effectiveness of business continuity and disaster recovery plans and responses.
●
Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.
●
Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.
●
Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.
●
Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o
our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;
o
our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and
o
lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our NCIB will be maintained, unchanged and/or completed.
●
Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.
●
The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.
●
Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o
our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o
the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks are described in Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Management’s discussion and analysis (MD&A)

July 31, 2026

Contents

Section		Page	Subsection
1.	Introduction	7	1.1 Preparation of the MD&A
		7	1.2 The environment in which we operate
		9	1.3 Consolidated highlights
2.	Core business and strategy	13
3.	Corporate priorities for 2026	13
4.	Capabilities	18	4.1 Principal markets addressed and competition
		18	4.2 Operational resources
		19	4.3 Liquidity and capital resources
		21	4.4 Changes in internal control over financial reporting
5.	Discussion of operations	21	5.1 General
		22	5.2 Summary of consolidated quarterly results and trends
		23	5.3 Consolidated operations
		28	5.4 TELUS technology solutions segment
		33	5.5 TELUS health segment
		36	5.6 TELUS digital experience segment
6.	Changes in financial position	39
7.	Liquidity and capital resources	40	7.1 Overview
		40	7.2 Cash provided by operating activities
		41	7.3 Cash used by investing activities
		43	7.4 Cash provided (used) by financing activities
		44	7.5 Liquidity and capital resource measures
		46	7.6 Credit facilities
		47	7.7 Short-term borrowings
		47	7.8 Credit ratings
		47	7.9 Financial instruments and contingent liabilities
		48	7.10 Outstanding share information
		48	7.11 Transactions between related parties
8.	Accounting matters	49	8.1 Critical accounting estimates and judgments
		49	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	50	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	56
11.	Definitions and reconciliations	56	11.1 Non-GAAP and other specified financial measures
		65	11.2 Operating indicators

© 2026 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1	Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period and six-month periods ended June 30, 2026, and should be read together with our June 30, 2026 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled all, if and as necessary, with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information related to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with, or furnished to, the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on July 31, 2026.

In this MD&A, unless otherwise indicated, results for the second quarter of 2026 (three-month period ended June 30, 2026) and the six-month period ended June 30, 2026 are compared with results for the second quarter of 2025 (three-month period ended June 30, 2025) and the six-month period ended June 30, 2025.

Effective January 1, 2026, we are retrospectively restating our segmented reporting information to reflect our new reporting structure following the October 2025 privatization of TELUS Digital and the associated post-privatization operational realignment. This reporting structure will also be applied prospectively. The captive business process outsourcing business that previously resided in TELUS digital experience and that provided services to TELUS technology solutions and TELUS health has now been operationally realigned and integrated into TELUS technology solutions and TELUS health. See Section 5.1 General for additional details.

1.2	The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions segment (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing Customers First priority continues to fuel every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video, and security and automation, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our leading position in customer service excellence and loyalty, and demonstrating our commitment to provide Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food, consumer goods

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 and animal agriculture sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS health segment (TELUS Health)

TELUS Health operates at the forefront of modern healthcare innovation, with technology that is fundamentally transforming the way people access and receive health services. We stand at the critical intersection of digital innovation and human care, bridging traditional healthcare settings with virtual well-being platforms to support the mental, physical and financial health of organizations and individuals all over the world. As a global technology leader, we connect and empower all participants in the health ecosystem, from healthcare professionals, payors and employers, to patients and other individuals. We achieve our objective of enabling people to live healthier lives by making health information and support services easily accessible, leveraging advanced technology and data-driven insights. Our comprehensive approach integrates primary and preventive care with ongoing wellness support. By revolutionizing healthcare delivery and enhancing well-being, we are improving health outcomes and helping consumers, patients, healthcare professionals, employers and employees thrive in today’s digital world.

TELUS digital experience segment (TELUS Digital)

We are dedicated to servicing our clients’ customer journeys end-to-end from customer acquisition, to apps and websites, to customer experiences and support, all underpinned by AI and data. Every day, we help our clients “win the moments that matter” with their customers. Our portfolio of integrated capabilities is structured around four key service lines: digital solutions, AI and data solutions, trust and safety, and customer experience management (CXM). All our service lines are evolving rapidly, driven by technology and innovation, and significantly shaped by GenAI. We are able to provide meaningful value to our customers by combining our capabilities into an integrated offering, for example bringing our digital capabilities into our CXM environment resulting in world-class automation and optimization to our clients. TELUS Digital’s relationship with other TELUS reportable segments is a critical advantage, permitting us to partner in a real-life lab environment, where we test and scale novel and differentiated solutions, which we then roll out to our external clients.

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
						Our						Our estimated
	Estimated		Our			estimated			Our estimated			annual rate of
	gross domestic		estimated	Estimated		annual			annual	Seasonally adjusted		housing starts on	Overall planned permanent
	product (GDP)		GDP growth	inflation		inflation			unemployment	annual rate of housing		an unadjusted	resident and temporary
	growth rates		rates[1]	rates		rates[1]	Unemployment rates		rates[1]	starts[2]		basis[1]	resident admissions[3]
							For the month of			For the month of
							June	June		June	June
	2026		2026	2026		2026	2026[4]	2025[4]	2026	2026	2025	2026	2026	2027	2028
Canada	0.7	[5]	0.8	2.5	[5]	2.6	6.5	6.9	6.6	239	284	247	765	750	750
B.C.	1.3	[6]	0.5	2.1	[6]	2.6	6.5	5.6	6.4	36	67	44	n/a	n/a	n/a
Alberta	1.8	[6]	2.1	2.1	[6]	2.8	7.0	6.8	6.6	52	63	46	n/a	n/a	n/a
Ontario	1.0	[6]	0.4	2.1	[6]	2.4	7.0	7.8	7.3	60	64	66	n/a	n/a	n/a
Quebec	1.1	[6]	0.4	2.3	[6]	2.9	5.4	6.3	5.6	53	58	60	n/a	n/a	n/a

Annual average foreign
exchange rates[1,7]
2026
C$: US$	C$1.37: US$1.00
US$: €	US$1.19: €1.00

n/a – not applicable

1	Assumptions are as of July 29, 2026 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

3	Source: canada.ca/en/immigration-refugees-citizenship/corporate/mandate/corporate-initiatives/levels/supplementary-immigration-levels-2026-2028.html, November 15, 2025. Previously on October 24, 2024, overall planned permanent resident and temporary resident admissions for 2025, 2026 and 2027 were 1,069,000, 897,000 and 909,000, respectively, canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, June 2026 and June 2025, respectively.
5	Source: Bank of Canada Monetary Policy Report, July 2026.
6	Source: British Columbia Ministry of Finance, Budget and Fiscal Plan, 2026/27 – 2028/29, February 17, 2026; Alberta Ministry of Treasury Board and Finance, Fiscal Plan 2026 – 29, February 26, 2026; Ontario Ministry of Finance, 2026 Ontario Budget: A Plan to Protect Ontario, March 26, 2026; and Ministère des Finances du Québec, Budget 2026 – 2027, March 18, 2026, respectively.
7	2025 annual average foreign exchange rates: C$1.40: US$1.00; US$1.13: €1.00.

1.3	Consolidated highlights

Our leadership team

Effective July 1, 2026, Victor Dodig and Gopi Chande commenced their tenures as President and Chief Executive Officer (CEO), and Chief Financial Officer, respectively.

Long-term debt

On May 8, 2026, we partially redeemed $500 million aggregate principal amount of the outstanding 2.75% Notes, Series CZ due July 8, 2026, of which there was $800 million aggregate principal amount outstanding. The partial redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes described in our 2025 annual MD&A.

Our Board of Directors

At our 2026 annual general meeting held on May 8, 2026, the nominees listed in the TELUS 2026 information circular were elected as directors of TELUS.

On June 30, 2026, Darren Entwistle retired from TELUS, stepped down from the Board, and was accorded the title CEO Emeritus.

Dividends

On July 31, 2026, we announced a dividend reset. See Section 4.3 Liquidity and capital resources.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Consolidated highlights

	Three-month periods ended June 30				Six-month periods ended June 30
($ millions, except footnotes and unless noted otherwise)	2026	2025	Change		2026	2025	Change
Consolidated statements of income
Service revenues	4,442	4,491	(1)%		8,926	8,934	—%
Equipment revenues	478	540	(11)%		983	1,115	(12)%
Other income	9	51	(82)%		33	90	(63)%
Operating revenues and other income	4,929	5,082	(3)%		9,942	10,139	(2)%
Operating income (loss)[1]	(1,572)	175	n/m		(1,038)	927	n/m
Income (loss) before income taxes	(1,992)	(198)	n/m		(1,793)	210	n/m
Net income (loss)	(1,830)	(245)	n/m		(1,686)	56	n/m
Net income (loss) attributable to Common Shares	(1,840)	7	n/m		(1,704)	328	n/m
Adjusted Net income[2]	254	342	(26)%		610	730	(16)%

Earnings (loss) per share (EPS) ($)
Basic EPS	(1.17)	—	n/m		(1.09)	0.22	n/m
Adjusted basic EPS[2]	0.16	0.22	(27)%		0.39	0.48	(19)%
Diluted EPS	(1.17)	—	n/m		(1.09)	0.22	n/m
Dividends declared per Common Share ($)	0.4184	0.4163	1%		0.8368	0.8186	2%

Basic weighted-average Common Shares outstanding (millions)	1,574	1,525	3%		1,568	1,519	3%
Consolidated statements of cash flows
Cash provided by operating activities	1,342	1,166	15%		2,392	2,243	7%

Cash used by investing activities	(672)	(1,093)	(39)%		(1,816)	(1,695)	7%
Acquisitions	—	(450)	(100)%		—	(461)	(100)%
Capital expenditures[3]	(678)	(678)	—%		(1,329)	(1,265)	5%

Cash provided (used) by financing activities	(585)	2,595	n/m		(1,810)	2,265	n/m
Other highlights
Telecom subscriber connections[4] (thousands)					17,946	16,923	6%
Healthcare lives covered (millions)					158.9	157.1	1%
Earnings before interest, income taxes, depreciation and amortization[2] (EBITDA)	1,588	1,679	(5)%		3,110	3,423	(9)%
EBITDA margin[2] (%)	32.2	33.1	(0.9)	pts.	31.3	33.8	(2.5)	pts.
Restructuring and other costs	189	133	42%		504	230	n/m
Adjusted EBITDA[2]	1,777	1,812	(2)%		3,614	3,653	(1)%
Adjusted EBITDA margin[2] (%)	36.0	35.7	0.3	pts.	36.3	36.0	0.3	pts.
Free cash flow[2]	545	535	2%		1,128	1,023	10%
Net debt to EBITDA – excluding restructuring and other costs[2] (times)					3.5	3.7	(0.2)

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	See Note 2(b) of the interim consolidated financial statements for IFRS 18 impacts which is effective for annual reporting periods beginning on or after January 1, 2027, and will newly define what income and expenses are to be classified in Operating income.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
3	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
4	The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 for further details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Operating highlights

●	Consolidated Operating revenues and other income decreased by $153 million in the second quarter of 2026 and $197 million in the first six months of 2026.

Service revenues decreased by $49 million in the second quarter of 2026, largely as a result of: (i) lower external revenues in TELUS Digital; (ii) mobile phone ARPU declining at a decelerating rate; and (iii) a decline in fixed legacy voice revenue. These factors were partially offset by: (i) subscriber base growth across mobile and internet; (ii) higher TELUS Health service revenues; (iii) increased fixed data services revenue; and (iv) greater agriculture and consumer goods services revenues. Service revenues decreased by $8 million in the first six months of 2026, due to the same factors as the quarter, with the exception of agriculture and consumer goods services revenues which decreased during the six-month period.

Equipment revenues decreased by $62 million in the second quarter of 2026 and $132 million in the first six months of 2026. These decreases were driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.

Other income decreased by $42 million in the second quarter of 2026 largely due to the non-recurrence of lease and other sublease revenue in the comparative period. Other income decreased by $57 million in the first six months of 2026, due to the same factors as the second quarter, in addition to the non-recurrence of net gains from the planned divestiture of non-core assets in the comparative period, partially offset by higher net reversals of provisions related to business combinations.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

●	Operating income decreased by $1.7 billion in the second quarter of 2026 and $2.0 billion in the first six months of 2026. (See Section 5.3 Consolidated operations for additional details.)

EBITDA decreased by $91 million in the second quarter of 2026 and $313 million in the first six months of 2026. In addition to the drivers discussed in the following paragraph, EBITDA reflected net changes in restructuring and other costs during the three-month and six-month periods. Restructuring and other costs increased by $56 million in the second quarter of 2026, resulting from cost efficiency and effectiveness programs. In the first six months of 2026, restructuring and other costs increased by $274 million, due to the same factors as the second quarter, as well as costs associated with the privatization of TELUS Digital.

Consolidated Adjusted EBITDA decreased by $35 million in the second quarter of 2026 and $39 million in the first six months of 2026 which reflects varied results across our reportable segments. TTech Adjusted EBITDA was unchanged in the second quarter of 2026. Activity in the quarter included: (i) lower Other income, largely due to the non-recurrence of lease and other sublease revenue in the comparative period; (ii) mobile phone ARPU declining at a decelerating rate; (iii) lower business-to-business (B2B) data services revenue; (iv) fixed legacy voice decline; (v) lower mobile equipment margins; (vi) increased costs of subscription-based licences and cloud usage; and (vii) lower residential internet revenue per customer. These factors were largely offset by: (i) subscriber base growth across mobile and internet; (ii) cost reduction efforts, including workforce reductions and synergies achieved from the privatization of TELUS Digital; (iii) security and automation growth; (iv) TV growth; (v) lower bad debt expense; and (vi) increased agriculture and consumer goods margin as a result of growth in animal agriculture revenue. TTech Adjusted EBITDA decreased by $9 million in the first six months of 2026, due to the same factors as the second quarter, with the exception of lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets. TELUS Health recorded a 1% increase in Adjusted EBITDA in the second quarter of 2026 and a 5% increase in the first six months of 2026, reflecting revenue growth and the ongoing realization of acquisition integration synergies, partially offset by the continued impact of prior year churn. TELUS Digital Adjusted EBITDA decreased by 20% in the second quarter of 2026 and 10% in the first six months of 2026, driven by lower Operating revenues, partially offset by higher Other income in the first six months of 2026. (See Section 5.3 Consolidated operations for additional details.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Income before income taxes decreased by $1.8 billion in the second quarter of 2026 and $2.0 billion in the first six months of 2026. This reflects a decline in Operating income and greater Financing costs in both periods. (See Financing costs in Section 5.3.)
●	Income tax expense decreased by $209 million in the second quarter of 2026 and $261 million in the first six months of 2026. The effective tax rate increased from (23.7%) to 8.1% in the second quarter of 2026, while the effective tax rate decreased from 73.3% to 6.0% in the first six months of 2026. These changes were primarily attributable to the impairment of intangible assets and goodwill in the respective periods.
●	Net income attributable to Common Shares decreased by $1.8 billion in the second quarter of 2026 and $2.0 billion in the first six months of 2026, both reflecting the after-tax impacts of a decline in Operating income and greater Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and impairment of intangible assets and goodwill. Adjusted Net income decreased by $88 million in the second quarter of 2026 and $120 million in the first six months of 2026.

●	Basic EPS decreased by $1.17 in the second quarter of 2026 and $1.31 in the first six months of 2026, both reflecting the after-tax impacts of a decline in Operating income and greater Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and impairment of intangible assets and goodwill. Adjusted basic EPS decreased by $0.06 in the second quarter of 2026 and $0.09 in the first six months of 2026.

●	Dividends declared per Common Share were $0.4184 in the second quarter of 2026, compared to dividends declared per share of $0.4163 in the second quarter of 2025. On July 30, 2026, the Board declared a third quarter dividend of $0.1875 per share on our issued and outstanding Common Shares, payable on October 1, 2026, to shareholders of record at the close of business on September 10, 2026. This represents a reset annualized rate of $0.75 per share. The prior annualized rate was $1.6736 per share. The reset is expected to generate cumulative cash savings that will be directed towards deleveraging. (see Section 4.3 Liquidity and capital resources).
●	During the 12-month period ended on June 30, 2026, our total telecom subscriber connections increased by 1,023,000 or 6%. This reflected growth of 2% in mobile phone subscribers, 22% in connected device subscribers and 4% in internet subscribers (each excluding first quarter 2026 subscriber base adjustments). (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

●	Cash provided by operating activities increased by $176 million in the second quarter of 2026 and $149 million in the first six months of 2026, primarily driven by: (i) other working capital changes; (ii) a decrease in income taxes paid; and (iii) lower restructuring and other costs disbursements. These factors were partially offset by: (i) an increase in interest paid; and (ii) lower EBITDA. (See Section 7.2 Cash provided by operating activities.)
●	Cash used by investing activities decreased by $421 million in the second quarter of 2026, due to lower cash payments for business acquisitions. Cash used by investing activities increased by $121 million in the first six months of 2026, primarily attributable to cash payments for 3800 MHz spectrum licences and greater cash payments for capital assets, partially offset by the same factors as the second quarter. (See Section 7.3 Cash used by investing activities.)
●	Cash used by financing activities increased by $3.2 billion in the second quarter of 2026 and $4.1 billion in the first six months of 2026, primarily reflecting lower issuances of long-term debt, partially offset by lower redemptions of long-term debt. (See Section 7.4 Cash provided (used) by financing activities.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.5 times at June 30, 2026, down from 3.7 times at June 30, 2025. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit and the equity issued by our TerrionTM subsidiary to a non-controlling interest, partially offset by spectrum auctions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at June 30, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6, while the junior subordinated notes equity credit decreased the ratio by 0.5 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)
●	Free cash flow increased by $10 million in the second quarter of 2026, largely driven by decreased net income taxes paid and lower lease payments, partially offset by increased interest paid and reduced EBITDA. Free cash flow increased by $105 million in the first six months of 2026 due to the same factors as the second quarter, in addition to lower restructuring and other cost disbursements, partially offset by greater capital expenditures.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2025 annual MD&A.

3.	Corporate priorities for 2026

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2026 corporate priorities.

Strengthening our Customers First culture to increase client satisfaction and loyalty

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In May 2026, we celebrated the 21st anniversary of our annual TELUS Days of Giving®, inspiring a record-breaking 100,000 volunteers to participate in 35 countries across the globe. Since 2000, our TELUS family has contributed 2.5 million days of volunteerism worldwide.
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Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 21 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported 36.3 million youth in need across Canada and around the world, by granting more than $153 million in cash donations to over 11,700 charitable initiatives.
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Working in close partnership with our TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first six months of 2026, the Foundation supported 294,000 youth through nearly $4.5 million in cash donations to 330 Canadian registered charities, community partners and projects, plus bursaries. Since its inception in 2018, the Foundation has directed more than $72 million in cash donations and bursaries, helping 18.3 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.
●In April, Indspire and the Foundation announced a four-year, $500,000 partnership to support Indigenous students pursuing post-secondary education through Indspire’s Building Brighter Futures: Bursaries and Scholarships program and the TELUS Student Bursary program. This investment alongside federal matching will help to remove barriers to post-secondary education for First Nations, Inuit and Métis students.
●In May, the Foundation announced a landmark gift of $1 million from Darren and Fiona Entwistle to fuel the next generation of Canadian technology innovators. This personal donation will significantly expand the TELUS Student Bursary program by officially launching the Entwistle Technology Bursary.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●In June, the Foundation hosted its third annual fundraising gala, with over 800 guests in attendance, raising a record $3 million in sponsorships, cash donations and in-kind contributions to create new opportunities for underserved youth across Canada through bursaries and community grants.
●
The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In the first half of 2026, the Fund allocated $150,000 in cash donations to Indigenous-led organizations. Since its inception in 2021, the Fund has distributed more than $1.3 million in cash donations to 62 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.
●
Throughout the first half of 2026, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.73 million Canadians.
●During the first six months of 2026, we welcomed 3,900 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 76,000 households, making low-cost high-speed internet available to over 237,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving government care.
●Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of government care, low-income seniors and families, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first six months of 2026, we added 4,600 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for over 77,200 people.
●Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians. During the first half of 2026, we supported 52,000 patient visits, and also connected 330 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices. Since the program launched in 2014, we have delivered over 405,500 primary care and outreach visits across 27 Canadian communities.
●During the first six months of 2026, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for more than 4,800 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for over 22,800 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.
●During the first half of 2026, 62,000 individuals in Canada and around the world participated in TELUS Wise workshops to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to over 982,700 since the program launched in 2013.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●
We continue to deepen our commitment to global leadership in environmental sustainability, with key milestones this quarter including:
●Being named to the Corporate Knights Best 50 Corporate Citizens in Canada in June, securing the third place spot – Canada’s highest-ranked position outside the renewable energy sector.
●Ranking as the most sustainable North American telecommunications company by TIME Magazine on the World’s Most Sustainable Companies list in June.
●Launching the TELUS Return & Recycle Program, where TELUS recycles end-of-life mobile devices and accessories (including those from competitors) in all corporate stores. We planted a tree for every device returned in April.
●Releasing our inaugural Biodiversity Position and Action Plan, on the International Day for Biodiversity, outlining how we manage and mitigate our business impact on ecosystems.
●Publishing the 2025 Sustainability and ESG Report and required 2025 Modern Slavery Report for Canada and the U.K.
●Kicking off the 2026 tree planting season with TELUS Environmental Solutions field teams having launched 12 projects across B.C., Alberta, Saskatchewan, and Manitoba, with year-to-date planting of over 2.6 million trees.
●Partnering with the B.C. Lions to help restore wildfire-impacted areas, planting 20,000 trees in the Okanagan and mobilizing fans to expand the effort during Touchdown Kelowna Festival and their season home-opener game.
●Collaborating with the Ottawa Redblacks to embed restoration into their 2026 CFL season, planting 100 trees in the region for every successful field goal and amplifying impact through fan engagement.
●
In April 2026, we were recognized as one of the top 10 most valuable brands in Canada for the fifth consecutive year. In its Canada 100 2026 Ranking, Brand Finance valued our brand at $11.6 billion.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Accelerating product development and intensity to yield differentiated growth

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In June 2026, we announced the seventh consecutive year of our #StandWithOwners program, offering Canadian small businesses meaningful support through funding, technology and exposure. The #StandWithOwners program celebrates the achievements of small businesses that are the engines of the nation’s economy.
●
During the second quarter, we welcomed our first enterprise customer to our trade promotion management chatbot, a proprietary natural language AI database query tool that enables users to extract real-time insights from their promotional data to support more effective promotional planning.
●
During the second quarter, TELUS Agriculture continued to deliver strong sales bookings ahead of pace including securing a multi-year partnership with BASF, a global leader in crop protection and seed technology. This partnership represents the first deployment of our new rebate management tech stack, expanding our program execution and rebate management scope.
●
During the second quarter, TELUS Health deployed real-time customer feedback mechanisms and member journey analytics across major client platforms, enabling continuous product improvements that reduced customer churn year over year, exceeding retention targets and demonstrating our ongoing commitment to client satisfaction.
●
TELUS Health continues to advance our unified mental, physical, virtual health and wellness offering with multiple product enhancements including clinical intake automation, real-time provider dashboards, and self-serve human resources features, while expanding international reach.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Leveraging our AI capabilities and sovereign AI compute leadership to drive elevated profitability

●
Our Sovereign AI Factory in Rimouski is now operating at full capacity. Moreover, we continue to work with the Government of Canada on a proposed Sovereign AI Factory under its Enabling Large-Scale Sovereign AI Data Centres initiative, which our Kamloops AI Factory, coming online later this year, will begin to enable.
●
In April 2026, together with L-SPARK, we announced a first-of-its-kind program designed to enable high-potential Canadian startups and scaleups to build, train and deploy advanced AI solutions on our Sovereign AI Factory. The TELUS Sovereign AI Accelerator ushered in a new wave of Canadian innovation by accelerating the go-to-market strategies and investment readiness of select businesses.
●
In May 2026, we announced a strategic partnership with Powerfleet, a global leader in artificial-intelligence-of-things software-as-a-service (AIoT SaaS) solutions, to bring advanced AI-driven vehicle safety technology to the Canadian market. The Vision 360 solution uses AI and multiple cameras to provide commercial drivers with a complete, real-time view around their vehicle, helping prevent accidents before they happen.
●
In May 2026, we entered a partnership with Indigenous AI tech startup wâsikan kisewâtisiwin to become the startup’s first beta tester. The AI technology is designed to help improve education about Indigenous Peoples in Canada.
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In June 2026, TELUS Agriculture & Consumer Goods deployed an advanced conversational AI support agent, powered by the Intercom customer service platform, for TELUS Farm Accounting. This initial roll-out improves operational efficiency by autonomously resolving routine inquiries, directly reducing support backlogs while elevating customer satisfaction.
●
In June 2026, TELUS Digital continued to advance its customer experience AI (CXAI) capabilities through strategic partnerships: a collaboration with Cresta to integrate the unified customer experience platform for human and AI agents, creating a continuous feedback loop of AI discovery, development, deployment, and optimization intended to improve outcomes with every conversation; and a partnership with ElevenLabs to scale voice AI alongside frontline teams, where AI voice agents handle high-volume, routine interactions while routing complex or sensitive cases to human agents, increasing capacity to serve customers who need personalized human support.
●
Through a series of high-touch activations at marquee conferences across North America in the second quarter of 2026, TELUS Digital reinforced and elevated our standing with key ecosystem partners, including Salesforce (Summit Tier Partner), Google Cloud (Platinum) and Zendesk (Platinum). Together, these engagements continued to enable TELUS Digital to showcase emerging AI solutions and real-world implementations with impact, generate a strong pipeline of new opportunities, and deepen relationships with key enterprise accounts.

Simplifying our business operations and enabling digital transformation to optimize efficiencies and effectiveness

●
During the second quarter of 2026, we realized and progressed toward our synergy objectives within our reportable segments: TELUS technology solutions, TELUS health and TELUS digital experience.
●
During the second quarter of 2026, we successfully launched our enterprise AI assistant within the TELUS Agriculture & Consumer Goods business unit. This deployment streamlines engineering workflows and product development cycles, enabling faster delivery of new capabilities.
●
In the first half of 2026, TELUS Health’s global delivery platform migration has consolidated seven regional operating structures into a unified platform, reducing structural costs while improving service delivery speed. The integration of our Rapid Service Introduction framework is enabling faster cross-sell capabilities to transform how we serve employers and health plans globally.
●
Powered by TELUS Digital, we deployed new customer-facing CXAI technology, in partnership with Google, intended to improve automated first-contact resolution. In parallel, we drove coaching efficiencies and performance improvement with human customer experience agent teams through automated quality assurance, covering 100% of customer-facing interactions.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

4.	Capabilities

The forward-looking statements in this section, including statements regarding our operational and investment plans, financial objectives and deleveraging plans, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1	Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2025 annual MD&A.

4.2	Operational resources

TELUS technology solutions (TTech)

From mid-2013 through June 30, 2026, we invested over $8.5 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre® technology to improve coverage and capacity utilized in our 5G network.

As at June 30, 2026, our 4G LTE technology covered 99% of Canada’s population, consistent with June 30, 2025. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 96% of Canada’s population at June 30, 2026, up from approximately 96% at June 30, 2025. Furthermore, our 5G network covered over 92% of Canada’s population at June 30, 2026, up from over 87% at June 30, 2025.

We are continuing to invest in urban and rural communities across our incumbent local exchange carrier (ILEC) communities in B.C., Alberta and Eastern Quebec, as well as non-ILEC communities in Ontario and Quebec, with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security and automation solutions integrate safety and security monitoring with smart devices.

As at June 30, 2026, approximately 3.8 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from over 3.5 million households and businesses in the second quarter of 2025.

Our agriculture and consumer goods solutions include precision agronomy tools, record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS health (TELUS Health)

TELUS Health leverages the power of technology and passion of our team members to support the mental, physical and financial health and well-being of organizations and individuals around the globe. Our core areas of focus in the global healthcare marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee and family assistance programs (EFAP), cognitive behavioural therapy (CBT), absence and disability management, executive, preventive and occupational health services, corporate reward, recognition and perks programs, and training programs; pension and benefits administration solutions, and

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 retirement and financial consulting; virtual care (encompassing comprehensive primary care, mental health support, wellness offerings, and pet care); virtual pharmacy and pharmacy management systems, including medication management services; remote patient monitoring; personal emergency response services; personal health records and electronic medical records (EMR) management; claims management solutions; and curation of health content.

TELUS digital experience (TELUS Digital)

TELUS Digital creates future-focused digital transformations and provides digitally enabled customer experience solutions fuelled by AI that can withstand disruption and deliver value for our clients.

Over decades, we have grown through organic investments and strategic acquisitions to serve a global client base with an equally global team, expanding our delivery hubs to span the Americas, Europe, Asia-Pacific, the Middle East and Africa.

Our delivery locations are strategically selected based on factors such as: access to diverse, skilled talent; proximity to clients; and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams.

4.3	Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

●	Common equity (excluding Accumulated other comprehensive income);
●	Non-controlling interests;
●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);
●	Cash and temporary investments;
●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in Accumulated other comprehensive income); and
●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;
●	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;
●	Purchase Common Shares for cancellation pursuant to normal course issuer bids (NCIB);
●	Issue new equity (including Common Shares and subsidiary equity);
●	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
●	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation

●
As announced on July 31, 2026, we are implementing a dividend reset. On July 30, 2026, the Board elected to declare a third quarter dividend of $0.1875 per share, payable on October 1, 2026, to shareholders of record at the close of business on September 10, 2026, representing a reset annualized rate of $0.75 per share. The prior annualized rate was $1.6736 per share. This compares to the quarterly dividend of $0.4163 per share declared one year earlier. The reset is expected to generate cumulative cash savings directed towards deleveraging. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 45 to 60% of free cash flow on a trailing 12-month basis. (See Section 7.5 Liquidity and capital resource measures, Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2025 annual MD&A.)
●
Dividends declared in the second quarter of 2026 were $0.4184 per share, compared to dividends declared in the second quarter of 2025 of $0.4163 per share.
●
Our dividend reinvestment and share purchase (DRISP) plan trustee may acquire shares from Treasury, at our option, for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. In February 2026, we announced a step down of our previous discount on shares issued from Treasury to 1.75% from the average market price for shares acquired through the DRISP plan, applicable to the dividends paid on April 1, 2026. As part of our July 31, 2026 announcement regarding the dividend reset, we will remove the discount under the DRISP, effective October 1, 2026.

Purchase Common Shares

●
During the three-month period ended June 30, 2026, and up to the date of this MD&A, we did not repurchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

●
Our issued and outstanding commercial paper was $2.1 billion at June 30, 2026, all of which was denominated in U.S. dollars (US$1.5 billion), compared to $1.0 billion (US$0.7 billion) at both December 31, 2025 and June 30, 2025.
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Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at June 30, 2026, compared to $0.9 billion at both December 31, 2025 and June 30, 2025 (see Section 7.7). Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Report on financing and capital structure management plans

Maintain compliance with financial objectives

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Maintain investment-grade credit ratings – On July 31, 2026, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)
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Net debt to EBITDA – excluding restructuring and other costs ratio of 2.5 to 3.0 times – This reflected a shift of 0.3 in the range, as announced on July 31, 2026, to better align with our long - term optimal leverage range. As measured at June 30, 2026, this ratio was 3.5 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and business acquisitions. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (payments made in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the objective and timing of return to the objective range remains to be determined. We have an objective of achieving a ratio of circa 3.0 times in 2028. (See Section 7.5 Liquidity and capital resource measures.)
●
Common Share dividend payout ratio of 45 to 60% of free cash flow on a trailing 12-month basis – Our objective range is on a trailing 12-months basis, reflecting a shift from 60 to 75% of free cash flow on a prospective basis. The reset of the Common Share dividend payout ratio[1], as announced on July 31, 2026, is expected to generate cumulative cash savings that will be directed toward deleveraging. The Common Share dividend payout ratio we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow. (See Section 7.5 Liquidity and capital resource measures.)
●
Generally maintain a minimum of $1 billion in available liquidity – As at June 30, 2026, our available liquidity[1] was more than $2.7 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4	Changes in internal control over financial reporting

For the three-month and six-month periods ended June 30, 2026, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1	General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions segment (TTech) includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

The TELUS health segment (TELUS Health) includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, includes key service lines: digital solutions; AI and data solutions; trust and safety; and customer experience management. Subsequent to TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non - controlling interests in fiscal 2025, our internal and external reporting processes, systems and internal controls were transitioned to match the post - privatization operational realignment; commencing with the three - month period ended March 31, 2026, our segmented reporting structure was correspondingly transitioned and comparative amounts have been restated on a comparable basis.

5.2	Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Operating revenues
Service revenues	4,442	4,484	4,571	4,507	4,491	4,443	4,507	4,410
Equipment revenues	478	505	659	560	540	575	824	632
Other income	9	24	31	39	51	39	50	57
Operating revenues and other income	4,929	5,013	5,261	5,106	5,082	5,057	5,381	5,099
Operating expenses
Goods and services purchased[1]	1,869	1,856	2,059	1,942	1,858	1,847	2,136	1,868
Employee benefits expense[1]	1,472	1,635	1,456	1,411	1,545	1,466	1,475	1,475
Depreciation and amortization	1,025	988	1,052	1,011	1,004	992	1,011	968
Impairment of intangible assets and goodwill	2,135	—	—	—	500	—	—	—
Total operating expenses	6,501	4,479	4,567	4,364	4,907	4,305	4,622	4,311
Operating income (loss)	(1,572)	534	694	742	175	752	759	788
Financing costs before gain on purchase of long-term debt and long-term debt prepayment premium	369	335	371	328	373	344	321	479
Gain on purchase of long-term debt	—	—	(81)	(222)	—	—	—	—
Long-term debt prepayment premium	51	—	—	48	—	—	—	—
Income (loss) before income taxes	(1,992)	199	404	588	(198)	408	438	309
Income taxes	(162)	55	114	157	47	107	118	52
Net income (loss)	(1,830)	144	290	431	(245)	301	320	257
Net income (loss) attributable to Common Shares	(1,840)	136	292	493	7	321	358	280
Net income (loss) per Common Share:
Basic EPS	(1.17)	0.09	0.19	0.32	—	0.21	0.24	0.19
Adjusted basic EPS[2]	0.16	0.23	0.20	0.24	0.22	0.26	0.25	0.28
Diluted EPS	(1.17)	0.09	0.19	0.32	—	0.21	0.24	0.19
Dividends declared per Common Share	0.4184	0.4184	0.4184	0.4163	0.4163	0.4023	0.4023	0.3891
Additional information:
EBITDA	1,588	1,522	1,746	1,753	1,679	1,744	1,770	1,756
Restructuring and other costs	189	315	93	109	133	97	68	86
Adjusted EBITDA	1,777	1,837	1,839	1,862	1,812	1,841	1,838	1,842
Cash provided by operating activities	1,342	1,050	1,130	1,493	1,166	1,077	1,077	1,432
Free cash flow	545	583	574	611	535	488	534	568

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

The trend of general year-over-year increases in Depreciation and amortization reflects greater additions of Property, plant and equipment and Intangible assets, higher real estate rationalization activity and business acquisitions. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful fixed products and services subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The underlying components of increases in Financing costs reflect greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, though year-over-year trends were moderated by foreign exchange and elevated interest income impacts. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction held in 2021 and during the 3800 MHz spectrum auction held in 2023 (payments made in fiscal 2024). Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in VPPA forward element, which contributed to losses up to the fourth quarter of 2024. Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting, unrealized fair value adjustments for VPPAs, which were previously included within Financing costs, are now included within Other comprehensive income.

5.3	Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

In our news release dated July 31, 2026, available on SEDAR+ at sedarplus.com and on EDGAR at sec.gov, our full-year outlook for 2026 was updated.

Operating revenues

	Three-month periods ended June 30			Six-month periods ended June 30
($ in millions)	2026	2025	Change	2026	2025	Change
Operating revenues
Service	4,442	4,491	(1)%	8,926	8,934	—%
Equipment	478	540	(11)%	983	1,115	(12)%
Operating revenues (arising from contracts with customers)	4,920	5,031	(2)%	9,909	10,049	(1)%
Other income	9	51	(82)%	33	90	(63)%
Operating revenues and other income	4,929	5,082	(3)%	9,942	10,139	(2)%

Consolidated Operating revenues and other income decreased by $153 million in the second quarter of 2026 and $197 million in the first six months of 2026.

●	Service revenues decreased by $49 million in the second quarter of 2026, largely as a result of: (i) lower external revenues in TELUS Digital; (ii) mobile phone ARPU declining at a decelerating rate; and (iii) a decline in fixed legacy voice revenue. These factors were partially offset by: (i) subscriber base growth across mobile and internet; (ii) higher TELUS Health service revenues; (iii) increased fixed data services revenue; and (iv) greater agriculture and consumer goods services revenues. Service revenues decreased by $8 million in the first six months of 2026, due to the same factors as the quarter, with the exception of agriculture and consumer goods services revenues which decreased during the six-month period.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Equipment revenues decreased by $62 million in the second quarter of 2026 and $132 million in the first six months of 2026. These decreases were driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.
●	Other income decreased by $42 million in the second quarter of 2026, largely due to the non-recurrence of lease and other sublease revenue in the comparative period. Other income decreased by $57 million in the first six months of 2026, due to the same factors as the second quarter, in addition to the non-recurrence of net gains from the planned divestiture of non-core assets in the comparative period, partially offset by higher net reversals of provisions related to business combinations.

Operating expenses

	Three-month periods ended June 30			Six-month periods ended June 30
($ in millions)	2026	2025	Change	2026	2025	Change
Goods and services purchased	1,869	1,858	1%	3,725	3,705	1%
Employee benefits expense	1,472	1,545	(5)%	3,107	3,011	3%
Depreciation	591	601	(2)%	1,174	1,193	(2)%
Amortization of intangible assets	434	403	8%	839	803	4%
Impairment of intangible assets and goodwill	2,135	500	n/m	2,135	500	n/m
Operating expenses	6,501	4,907	32%	10,980	9,212	19%

Consolidated operating expenses increased by $1.6 billion in the second quarter of 2026 and $1.8 billion in the first six months of 2026. See Adjusted EBITDA below for further details on Goods and services purchased and Employee benefits expense.

●	Depreciation decreased by $10 million in the second quarter of 2026 and $19 million in the first six months of 2026, largely due to lower asset retirement activity.
●	Amortization of intangible assets increased by $31 million in the second quarter and $36 million in the first six months of 2026, primarily due to business acquisitions.
●	Non-cash Impairment of intangible assets and goodwill increased by $1.6 billion in both the second quarter and first six months of 2026, as the recoverable amount of the TELUS digital experience cash-generating unit was less than its carrying amount as at June 30, 2026. See Note 18(b) of the interim consolidated financial statements for additional details.

Operating income

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
TTech EBITDA[1] (see Section 5.4)	1,563	1,585	(1)%	2,986	3,196	(7)%
TELUS Health EBITDA[1] (see Section 5.5)	75	91	(17)%	143	166	(14)%
TELUS Digital EBITDA[1] (see Section 5.6)	(17)	18	n/m	33	89	(63)%
Eliminations	(33)	(15)	n/m	(52)	(28)	86%
EBITDA	1,588	1,679	(5)%	3,110	3,423	(9)%
Depreciation and amortization (discussed above)	(1,025)	(1,004)	2%	(2,013)	(1,996)	1%
Impairment of intangible assets and goodwill (discussed above)	(2,135)	(500)	n/m	(2,135)	(500)	n/m
Operating income (loss) (consolidated earnings (loss) before interest and income taxes (EBIT))	(1,572)	175	n/m	(1,038)	927	n/m

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income decreased by $1.7 billion in the second quarter of 2026 and $2.0 billion in the first six months of 2026. EBITDA decreased by $91 million in the second quarter of 2026 and $313 million in the first six months of 2026. In addition to the drivers discussed within Adjusted EBITDA below, EBITDA reflected net changes in restructuring and other costs during the three-month and

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 six-month periods. Restructuring and other costs were $56 million higher in the second quarter of 2026, resulting from cost efficiency and effectiveness programs. Restructuring and other costs increased by $274 million in the first six months of 2026, due to the same factors as the second quarter, in addition to costs associated with the privatization of TELUS Digital.

Adjusted EBITDA

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,639	1,640	—%	3,321	3,330	—%
TELUS Health Adjusted EBITDA[1] (see Section 5.5)	99	98	1%	192	182	5%
TELUS Digital Adjusted EBITDA[1] (see Section 5.6)	72	89	(20)%	153	169	(10)%
Eliminations	(33)	(15)	n/m	(52)	(28)	86%
Adjusted EBITDA	1,777	1,812	(2)%	3,614	3,653	(1)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated Adjusted EBITDA decreased by $35 million or 2% in the second quarter of 2026 and $39 million or 1% in the first six months of 2026. These declines reflect varied results across our reportable segments.

TTech Adjusted EBITDA was unchanged in the second quarter of 2026. Activity in the quarter included: (i) lower Other income, largely due to the non-recurrence of lease and other sublease revenue in the comparative period; (ii) mobile phone ARPU declining at a decelerating rate; (iii) lower business-to-business (B2B) data services revenue; (iv) fixed legacy voice decline; (v) lower mobile equipment margins; (vi) increased costs of subscription-based licences and cloud usage; and (vii) lower residential internet revenue per customer. These factors were largely offset by: (i) subscriber base growth across mobile and internet; (ii) cost reduction efforts, including workforce reductions and synergies achieved from the privatization of TELUS Digital; (iii) security and automation growth; (iv) TV growth; (v) lower bad debt expense; and (vi) increased agriculture and consumer goods margin as a result of growth in animal agriculture revenue. TTech Adjusted EBITDA decreased by $9 million in the first six months of 2026, due to the same factors as the second quarter, with the exception of lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets. See Section 5.4 for further details.

TELUS Health recorded a 1% increase in Adjusted EBITDA in the second quarter of 2026 and a 5% increase in the first six months of 2026, reflecting revenue growth and the ongoing realization of acquisition integration synergies, partially offset by the continued impact of prior year churn. See Section 5.5 for further details.

TELUS Digital Adjusted EBITDA decreased by 20% in the second quarter of 2026 and 10% in the first six months of 2026, driven by lower Operating revenues, partially offset by higher Other income in the first six months of 2026. See Section 5.6 for further details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Financing costs

	Three-month periods ended June 30			Six-month periods ended June 30
($ in millions)	2026	2025	Change	2026	2025	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other (secured) – gross	327	306	7%	655	590	11%
Interest on long-term debt, excluding lease liabilities and other (secured) – capitalized	(3)	—	n/m	(6)	(9)	(33)%
Interest on short-term borrowings and other	17	12	42%	30	29	3%
Long - term debt prepayment premium	51	—	n/m	51	—	n/m
	392	318	23%	730	610	20%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	41	42	(2)%	84	83	1%
Interest on long-term debt – other (secured)	6	8	(25)%	11	14	(21)%
Employee defined benefit plans net interest	4	3	33%	7	6	17%
Interest accretion on provisions	5	7	(29)%	13	14	(7)%
	56	60	(7)%	115	117	(2)%
Interest expense	448	378	19%	845	727	16%
Foreign exchange (gains) losses	(7)	12	n/m	(44)	12	n/m
Interest income	(21)	(17)	24%	(46)	(22)	n/m
Financing costs	420	373	13%	755	717	5%

Financing costs increased by $47 million in the second quarter of 2026 and $38 million in the first six months of 2026, mainly due to the following factors:

●	Interest expense increased by $70 million in the second quarter of 2026 and $118 million in the first six months of 2026, largely resulting from:
●	An increase of $21 million in gross interest expense on long-term debt, excluding lease liabilities and other (secured) in the second quarter of 2026 and $65 million in the first six months of 2026. This was largely a reflection of an increase in average long-term debt in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.81% at June 30, 2026, compared to 4.71% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)
●	Long-term debt prepayment premium relates to the promissory note issued by a wholly owned subsidiary to a private equity investor which was repaid during the second quarter of 2026. See Note 26(e) of the interim consolidated financial statements for further details.
●	Foreign exchange gains were $19 million higher in the second quarter of 2026 and $56 million higher in the first six months of 2026, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.
●	Interest income increased by $4 million in the second quarter of 2026 and $24 million in the first six months of 2026, primarily as a result of higher interest on income tax refunds.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Income taxes

	Three-month periods ended June 30				Six-month periods ended June 30
($ in millions, except tax rates)	2026	2025	Change		2026	2025	Change
Income taxes computed at applicable statutory rates (%)	25.3	27.8	(2.5)	pts.	25.1	21.9	3.2	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	0.8	9.1	(8.3)	pts.	0.8	(11.0)	11.8	pts.
Pillar Two global minimum tax (%)	(0.1)	—	(0.1)	pts.	(0.1)	0.5	(0.6)	pts.
Impairment of intangible assets and goodwill (%)	(11.6)	(53.9)	42.3	pts.	(12.8)	51.0	(63.8)	pts.
Write down of deferred tax asset (%)	(4.5)	—	(4.5)	pts.	(5.0)	—	(5.0)	pts.
(Non-taxable) non-deductible amounts, net (%)	0.3	(2.0)	2.3	pts.	0.7	1.4	(0.7)	pts.
Withholding and other taxes (%)	(0.3)	(5.1)	4.8	pts.	(0.7)	9.0	(9.7)	pts.
Losses not recognized (%)	(1.9)	(1.0)	(0.9)	pts.	(2.1)	1.4	(3.5)	pts.
Foreign tax differential (%)	0.1	1.0	(0.9)	pts.	0.1	(1.4)	1.5	pts.
Other (%)	—	0.4	(0.4)	pts.	—	0.5	(0.5)	pts.
Effective tax rate (%)	8.1	(23.7)	31.8	pts.	6.0	73.3	(67.3)	pts.
Income taxes computed at applicable statutory rates	(503)	(55)	n/m		(450)	46	n/m
Adjustments recognized in the current period for income taxes of prior periods	(15)	(18)	(17)%		(15)	(23)	(35)%
Pillar Two global minimum tax	1	—	n/m		1	1	—%
Impairment of intangible assets and goodwill	229	107	n/m		229	107	n/m
Write down of deferred tax asset	89	—	n/m		89	—	n/m
(Non-taxable) non-deductible amounts, net	(5)	4	n/m		(12)	3	n/m
Withholding and other taxes	5	10	(50)%		13	19	(32)%
Losses not recognized	38	2	n/m		39	3	n/m
Foreign tax differential	(1)	(2)	(50)%		(1)	(3)	(67)%
Other	—	(1)	(100)%		—	1	(100)%
Income taxes	(162)	47	n/m		(107)	154	n/m

Total income tax expense decreased by $209 million in the second quarter of 2026 and $261 million in the first six months of 2026. The effective tax rate increased from (23.7%) to 8.1% in the second quarter of 2026, while the effective tax rate decreased from 73.3% to 6.0% in the first six months of 2026. These changes were primarily attributable to the impairment of intangible assets and goodwill in the respective periods.

Comprehensive income

	Three-month periods ended June 30			Six-month periods ended June 30
($ in millions)	2026	2025	Change	2026	2025	Change
Net income (loss)	(1,830)	(245)	n/m	(1,686)	56	n/m
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(50)	(81)	(38)%	(9)	(32)	(72)%
Items never subsequently reclassified to income	(3)	30	n/m	5	33	(85)%
Comprehensive income (loss)	(1,883)	(296)	n/m	(1,690)	57	n/m

Comprehensive income decreased by $1.6 billion in the second quarter of 2026 and $1.7 billion in the first six months of 2026, both primarily due to a decrease in Net income. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

5.4	TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue primarily reflects a recovery in growth, attributable to continued expansion in our mobile phone subscriber base and an increase in Internet of Things (IoT) connections. This subscriber momentum was supported by strong customer retention, which offsets the impact of slowing population growth from reduced immigration. Furthermore, while larger data allotments and declining retail prices impact domestic ARPU, overall declines have continued to moderate, reflecting our ongoing efforts to restore ARPU growth. Roaming revenues continued to decline, reflecting the uptake of North America-wide plans and competitive roaming packages in the market, as well as lower travel-related roaming volumes.

Mobile equipment revenues have been declining, largely attributable to lower contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix. Higher device costs from manufacturers are also prompting customers to defer upgrades, driving increased adoption of bring-your-own-device (BYOD) plans, reducing the number of customer contracts. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

Our spectrum investments and capital expenditures for improvements to our network are enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our bundling of mobility and home services; (iii) our ability to attract a large share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our Customers First priority and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, security, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also equipped us to deliver reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has continued, supported by our ongoing investments in building out our fibre-optic footprint. Bundling of mobility and home services, including our diverse and flexible suite of additional products and services including but not limited to internet, entertainment, security and automation, health, and voice, supports growth in the number of our offerings per home to better meet demand for multiple services, with a positive impact on churn.

The trend of growth in our fixed products and services revenue reflects the growth of our internet and security and automation subscriber bases, including our expansion into non-ILEC communities in Ontario and Quebec. This growth is bolstered by sustained demand for faster internet speeds and larger bandwidth which are supported by investments in our fibre-optic footprint. The trends of declining TV revenues and fixed voice revenues are a result of technological substitution. However, the success of our bundled offerings and product diversification and the effectiveness of our customer retention efforts have helped mitigate these trends. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some of our legacy business product and service offerings. Nonetheless, we are continuing to refine and diversify our portfolio of innovative business offerings.

Previous trends in agriculture and consumer goods services were attributable to customer churn, which hampered subscription growth, in addition to declines from the planned divestiture of non-core assets. As of the second quarter of 2026, year-over-year results are organic, revealing a trend of sustained organic growth, driven by ongoing momentum in animal agriculture. With our global team and cloud-based solutions, we are able to serve a diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

TTech operating indicators1

At June 30	2026	2025	Change
Subscriber connections (thousands):
Mobile phone[2]	10,335	10,192	1%
Connected device[3]	4,783	3,989	20%
Internet[4]	2,828	2,742	3%
Total telecom subscriber connections	17,946	16,923	6%
LTE population coverage[5] (millions)	36.7	36.7	—%
5G population coverage[5] (millions)	34.2	32.6	5%
Fibre optic cable population coverage (millions)	3.8	3.5	9%

	Three-month periods ended June 30				Six-month periods ended June 30
	2026	2025	Change		2026	2025	Change
Mobile phone gross additions (thousands)	348	376	(7)%		776	715	9%
Subscriber connection net additions (thousands):
Mobile phone	17	55	(69)%		29	75	(61)%
Connected device	187	112	67%		416	260	60%
Internet	20	27	(26)%		41	48	(15)%
Total telecom subscriber connection net additions	224	194	15%		486	383	27%
Mobile phone ARPU, per month[2,6] ($)	56.36	56.58	(0.4)%		56.46	56.85	(0.7)%
Mobile phone churn, per month[2,7] (%)	1.08	1.06	0.02	pts.	1.21	1.06	0.15	pts.

1	Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions.
2	Effective January 1, 2026, on a prospective basis, we reduced our mobile phone subscriber base by 18,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.
3	Effective January 1, 2026, on a prospective basis, we adjusted our connected device subscriber base to remove 78,000 subscribers, due to a review of our subscriber base.
4	Effective January 1, 2026, we removed 30,000 internet subscribers from our base, primarily consisting of low-margin subscribers associated with temporary work camps and similar facilities. This adjustment also reflects a minor change in our internet subscriber count following a subscriber base review.
5	Including network access agreements with other Canadian carriers.
6	This is a specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.
7	See Section 11.2 Operating indicators.

●	Mobile phone gross additions were 348,000 in the second quarter of 2026, a decrease of 28,000, driven by a greater emphasis on premium and profitable loading. Mobile phone gross additions were 776,000 in the first six months of 2026, an increase 61,000, due to the same factors as the second quarter, combined with heightened promotional activity that led to elevated customer switching.
●	Our mobile phone churn rate was 1.08% in the second quarter of 2026 and 1.21% in the first six months of 2026, compared to 1.06% in both the second quarter and first six months of 2025. The increase in churn rate for the first six months of 2026 was largely a result of customer switching decisions in response to marketing and promotional price competition in the first quarter of 2026.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Mobile phone net additions were 17,000 in the second quarter of 2026, a decrease of 38,000, driven by lower gross additions, prioritizing value-accretive customer growth. Mobile phone net additions were 29,000 in the first six months of 2026, a decrease of 46,000, attributable to a higher mobile phone churn rate, partially offset by an increase in gross additions.
●	Mobile phone ARPU was $56.36 in the second quarter of 2026 and $56.46 in the first six months of 2026, reflecting decreases of $0.22 or 0.4% for the quarter and $0.39 or 0.7% for the six-month period. These decreases were attributable to the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunications services in the public sector, partially offset by the positive impact of ongoing efforts to moderate ARPU declines. We have noted sustained growth in the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.
●	Connected device net additions were 187,000 in the second quarter of 2026, an increase of 75,000, driven by lower deactivations in the transportation and connectivity industries. Connected device net additions were 416,000 in the first six months of 2026, an increase of 156,000, driven by growth in gross additions from customers in the transportation and connectivity industries.
●	Internet net additions were 20,000 in the second quarter of 2026, a decrease of 7,000, primarily driven by higher internet churn, and lower gross loading. Internet net additions were 41,000 in the first six months of 2026, a decrease of 7,000, driven by higher churn, partially offset by higher gross additions.

Operating revenues and other income – TTech segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Mobile network revenue	1,743	1,723	1%	3,493	3,455	1%
Mobile equipment and other service revenues	433	498	(13)%	907	1,022	(11)%
Fixed data services[1]	1,175	1,170	—%	2,350	2,338	1%
Fixed voice services	157	170	(8)%	318	340	(6)%
Fixed equipment and other service revenues	135	141	(4)%	259	284	(9)%
Agriculture and consumer goods services	90	85	6%	178	183	(3)%
Operating revenues (arising from contracts with customers)	3,733	3,787	(1)%	7,505	7,622	(2)%
Other income	8	50	(84)%	20	89	(78)%
External Operating revenues and other income	3,741	3,837	(3)%	7,525	7,711	(2)%
Intersegment revenues	5	5	—%	11	11	—%
TTech Operating revenues and other income	3,746	3,842	(2)%	7,536	7,722	(2)%

1	Excludes agriculture and consumer goods services.

TTech Operating revenues and other income decreased by $96 million in the second quarter of 2026 and $186 million in the first six months of 2026.

Mobile network revenue increased by $20 million or 1% in the second quarter of 2026 and $38 million or 1% in the first six months of 2026, largely due to growth in our mobile phone subscriber base, supported by ARPU declining at a decelerating rate.

Mobile equipment and other service revenues decreased by $65 million in the second quarter of 2026 and $115 million in the first six months of 2026, due to a reduction in contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $5 million in the second quarter of 2026 and $12 million in the first six months of 2026, driven by growth in our internet subscriber base, and TV and security and automation revenues. This was partially offset by lower B2B data services revenue, and lower residential internet revenue per customer.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Fixed voice services revenues decreased by $13 million in the second quarter of 2026 and $22 million in the first six months of 2026, reflecting the ongoing decline in legacy voice revenues. This was partially mitigated by the effects of our successful customer retention efforts.

Fixed equipment and other service revenues decreased by $6 million in the second quarter of 2026 and $25 million in the first six months of 2026, driven primarily by lower premises equipment sales.

Agriculture and consumer goods services revenues increased by $5 million in the second quarter of 2026, largely as a result of growth in animal agriculture revenues. Agriculture and consumer goods services revenues decreased by $5 million in the first six months of 2026, primarily reflecting first quarter 2026 headwinds from the planned divestiture of non-core assets, alongside unfavourable foreign exchange rate effects from a stronger Canadian dollar. These factors were partially offset by the same factors as the second quarter.

Other income decreased by $42 million in the second quarter of 2026, largely due to the non-recurrence of lease and other sublease revenue in the comparative period. Other income decreased by $69 million in the first six months of 2026, due to the same factors as the second quarter, in addition to the non-recurrence of net gains from the divestiture of non-core assets and net reversals of provisions related to business combinations in the prior year.

Intersegment revenues represent services provided to the TELUS health and TELUS digital experience segments. These revenues are eliminated upon consolidation, together with the associated TELUS health and TELUS digital experience segment expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
					2025			2025
Three-month periods ended June 30 ($ in millions)	2026	2025	Change	2026	(restated)	Change	2026	(restated)	Change
Revenues
Service	1,766	1,755	1%	1,490	1,494	—%	3,256	3,249	—%
Equipment	410	466	(12)%	67	72	(7)%	477	538	(11)%
Operating revenues (arising from contracts with customers)	2,176	2,221	(2)%	1,557	1,566	(1)%	3,733	3,787	(1)%
Expenses
Direct expenses	642	708	(9)%	481	486	(1)%	1,123	1,194	(6)%
Direct contribution	1,534	1,513	1%	1,076	1,080	—%	2,610	2,593	1%

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
					2025			2025
Six-month periods ended June 30 ($ in millions)	2026	2025	Change	2026	(restated)	Change	2026	(restated)	Change
Revenues
Service	3,544	3,512	1%	2,980	2,998	(1)%	6,524	6,510	—%
Equipment	856	965	(11)%	125	147	(15)%	981	1,112	(12)%
Operating revenues (arising from contracts with customers)	4,400	4,477	(2)%	3,105	3,145	(1)%	7,505	7,622	(2)%
Expenses
Direct expenses	1,333	1,445	(8)%	956	960	—%	2,289	2,405	(5)%
Direct contribution	3,067	3,032	1%	2,149	2,185	(2)%	5,216	5,217	—%

1	Includes agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $17 million or 1% in the second quarter of 2026 and was relatively unchanged in the first six months of 2026.

The direct contribution from TTech mobile products and services increased by $21 million in the second quarter of 2026 and $35 million in the first six months of 2026, reflecting stronger mobile network revenue and subscriber base growth. These factors were

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 partially offset by a decline in mobile equipment margin from lower contracted volumes, in addition to mobile phone ARPU declining at a decelerating rate.

The direct contribution from TTech fixed products and services decreased by $4 million in the second quarter of 2026 and $36 million in the first six months of 2026, primarily driven by fixed legacy voice decline, lower B2B data services revenue, and lower residential internet revenue per customer. These factors were partially offset by continued growth in internet subscribers, security and automation, and TV from programming savings and higher revenue. Agriculture and consumer goods margin growth partially offset the second quarter decline, but remained a driver of the decline in the first six months of 2026 due to the planned divestiture of non-core assets in the first quarter of 2025.

Operating expenses – TTech segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Goods and services purchased[1]	1,597	1,620	(1)%	3,206	3,236	(1)%
Employee benefits expense[1]	586	637	(8)%	1,344	1,290	4%
TTech operating expenses	2,183	2,257	(3)%	4,550	4,526	1%

1	Includes restructuring and other costs.

TTech operating expenses decreased by $74 million in the second quarter of 2026 and increased by $24 million in the first six months of 2026. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

	Three-month periods ended June 30				Six-month periods ended June 30
		2025				2025
($ in millions, except margins)	2026	(restated)	Change		2026	(restated)	Change
EBITDA	1,563	1,585	(1)%		2,986	3,196	(7)%
Add restructuring and other costs included in EBITDA	76	55	n/m		335	134	n/m
Adjusted EBITDA	1,639	1,640	—%		3,321	3,330	—%
EBITDA margin[1] (%)	41.7	41.3	0.4	pts.	39.6	41.4	(1.8)	pts.
Adjusted EBITDA margin[1] (%)	43.8	42.7	1.1	pts.	44.1	43.1	1.0	pt.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA decreased by $22 million or 1% in the second quarter of 2026 and $210 million or 7% in the first six months of 2026. In addition to the drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected an increase in restructuring and other costs of $21 million in the second quarter of 2026, resulting from cost efficiency and effectiveness programs. In the first six months of 2026, restructuring and other costs increased by $201 million, due to the same factors as the second quarter, as well as costs associated with the privatization of TELUS Digital.

TTech Adjusted EBITDA was unchanged in the second quarter of 2026. Activity in the quarter included: (i) lower Other income, largely due to the non-recurrence of lease and other sublease revenue in the comparative period; (ii) mobile phone ARPU declining at a decelerating rate; (iii) lower B2B data services revenue; (iv) fixed legacy voice decline; (v) lower mobile equipment margins; (vi) increased costs of subscription-based licences and cloud usage; and (vii) lower residential internet revenue per customer. These factors were largely offset by: (i) subscriber base growth across mobile and internet; (ii) cost reduction efforts, including workforce reductions and synergies achieved from the privatization of TELUS Digital; (iii) security and automation growth; (iv) TV growth; (v) lower bad debt expense; and (vi) increased agriculture and consumer goods margin as a result of growth in animal agriculture revenue. TTech Adjusted EBITDA decreased by $9 million in the first six months of 2026, due to the same factors as the second quarter, with the exception of lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

TTech Adjusted EBITDA margin increased by 1.1 percentage points in the second quarter of 2026 and 1.0 percentage points in the first six months of 2026. These improvements were largely the result of our cost efficiency and effectiveness programs, as described above.

Adjusted EBITDA less capital expenditures – TTech segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Adjusted EBITDA	1,639	1,640	—%	3,321	3,330	—%
Capital expenditures	(633)	(591)	7%	(1,213)	(1,106)	10%
Adjusted EBITDA less capital expenditures[1]	1,006	1,049	(4)%	2,108	2,224	(5)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures decreased by $43 million in the second quarter of 2026 and $116 million in the first six months of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
EBITDA	1,563	1,585	(1)%	2,986	3,196	(7)%
Depreciation	(526)	(535)	(2)%	(1,043)	(1,064)	(2)%
Amortization of intangible assets	(273)	(238)	15%	(514)	(478)	8%
EBIT[1]	764	812	(6)%	1,429	1,654	(14)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $48 million in the second quarter of 2026 and $225 million in the first six months of 2026, in line with the decreases in EBITDA. TTech depreciation decreased by $9 million in the second quarter of 2026 and $21 million in the first six months of 2026, largely attributable to lower asset retirement activity. TTech amortization increased by $35 million in the second quarter of 2026 and $36 million in the first six months of 2026, primarily due to business acquisitions.

5.5	TELUS health segment

TELUS Health trends

The trend of growth in health services revenues has been driven by growth in our offerings of employee and family assistance programs (EFAP), pension plan and benefits administration, which have been augmented by a number of targeted acquisitions globally in 2024, as well as Workplace Options® and other business acquisitions in 2025. The trend also reflects organic growth in some of our existing health offerings driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services, which include: (i) employer solutions: offers physical, mental and financial well-being solutions focused on the global employer segment, including EFAP, total mental health, consulting and TELUS Health Wellbeing; (ii) payor and provider solutions: the payor business encompasses both the public and private sectors (health benefits management, e-claims, patient health records and public health managed services) and the provider business includes pharmacy software solutions, collaborative health medical records and virtual pharmacy services; (iii) retirement and benefits solutions: enhancing the financial health and well-being of organizations and individuals with sustainable and flexible pensions and benefits administration and retirement solutions; (iv) TELUS Health care centres: oversees clinic operations and transformation, as well as medical and mental health clinical delivery; and (v) consumer health: offers market leading solutions for primary care, pet care, aging in place and chronic disease management. On May 1, 2025, we acquired Workplace Options, which furthers TELUS Health’s practice of partnering with providers, digital health organizations, health plans and employers to create a more robust and localized offering executed at a global

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 scale, which now covers more than 200 countries and territories. Growth in the number of lives covered largely reflects the expansion of our EFAP offerings, which includes the acquisition of Workplace Options and their associated healthcare lives covered.

TELUS Health operating indicator

At June 30	2026	2025	Change
Healthcare lives covered (millions)	158.9	157.1	1%

●	Healthcare lives covered were 158.9 million as of the end of the second quarter of 2026, an increase of 1.8 million, net of churn over the past 12 months, mainly reflecting growth in our EFAP across all of our operating regions, in addition to the ongoing demand for virtual solutions.

Operating revenues and other income – TELUS health segment

	Three-month periods ended June 30			Six-month periods ended June 30
($ in millions)	2026	2025	Change	2026	2025	Change
Health services	533	514	4%	1,055	984	7%
Health equipment	1	2	(50)%	2	3	(33)%
Operating revenues (arising from contracts with customers)	534	516	3%	1,057	987	7%
Other income	—	1	(100)%	1	1	—%
External Operating revenues and other income	534	517	3%	1,058	988	7%
Intersegment revenues	2	2	—%	4	4	—%
TELUS Health Operating revenues and other income	536	519	3%	1,062	992	7%

TELUS Health Operating revenues and other income increased by $17 million in the second quarter of 2026 and $70 million in the first six months of 2026.

Across TELUS Health, the reported rate of revenue growth was negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar compared to the first half of the prior year. The reported rate of revenue growth was positively impacted by the strengthening of the European euro in the second quarter of 2026.

Our health services revenues increased by $19 million in the second quarter of 2026 and $71 million in the first six months of 2026, driven by: (i) global business acquisitions in employer solutions and retirement and benefits solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. These factors were offset by an organic decline in employer solutions driven by the continued impact of prior year churn and pricing pressure.

Health equipment revenues decreased by $1 million in both the second quarter and first six months of 2026.

Other income decreased by $1 million in the second quarter of 2026 and was unchanged in in the first six months of 2026.

Intersegment revenues represent services provided to the TTech segment. These revenues are eliminated upon consolidation, together with the associated TTech expenses.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Direct contribution – TELUS health segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Revenues
Service	533	514	4%	1,055	984	7%
Equipment	1	2	(50)%	2	3	(33)%
Operating revenues (arising from contracts with customers)	534	516	3%	1,057	987	7%
Expenses
Direct expenses	245	235	4%	482	449	7%
Direct contribution	289	281	3%	575	538	7%

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. The nature of the direct expenses are mainly counsellor network costs, clinicians, implementation and support costs.

TELUS Health direct contribution increased by $8 million in the second quarter of 2026 and $37 million in the first six months of 2026, reflecting revenue growth, as discussed in the health services revenues section.

Operating expenses – TELUS health segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Goods and services purchased[1]	184	163	13%	353	328	8%
Employee benefits expense[1]	277	265	5%	566	498	14%
TELUS Health operating expenses	461	428	8%	919	826	11%

1	Includes restructuring and other costs.

TELUS Health operating expenses increased by $33 million in the second quarter of 2026 and $93 million in the first six months of 2026. See TELUS Health direct contribution above and TELUS Health Adjusted EBITDA below for further details.

EBITDA – TELUS health segment

	Three-month periods ended June 30				Six-month periods ended June 30
		2025				2025
($ in millions, except margins)	2026	(restated)	Change		2026	(restated)	Change
EBITDA	75	91	(17)%		143	166	(14)%
Add restructuring and other costs included in EBITDA	24	7	n/m		49	16	n/m
Adjusted EBITDA	99	98	1%		192	182	5%
EBITDA margin[1] (%)	14.0	17.5	(3.5)	pts.	13.5	16.7	(3.2)	pts.
Adjusted EBITDA margin[1] (%)	18.4	18.9	(0.5)	pts.	18.0	18.4	(0.4)	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBITDA decreased by $16 million or 17% in the second quarter of 2026 and $23 million or 14% in the first six months of 2026. TELUS Health Adjusted EBITDA increased by $1 million or 1% in the second quarter of 2026 and $10 million or 5% in the first six months of 2026, reflecting revenue growth, as well as the ongoing realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; (ii) the scaling of our digital and

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 security capabilities, inclusive of digital transformation; and (iii) higher regional marketing costs. The difference between the growth rates of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs in the second quarter and first six months of 2026 related to cost efficiency and effectiveness programs.

TELUS Health Adjusted EBITDA margin decreased by 0.5 percentage points in the second quarter of 2026 and 0.4 percentage points in the first six months of 2026. These changes were driven by lower margin from our acquisitions and higher acquisition integration spend.

Adjusted EBITDA less capital expenditures – TELUS health segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Adjusted EBITDA	99	98	1%	192	182	5%
Capital expenditures	(44)	(59)	(25)%	(97)	(103)	(6)%
Adjusted EBITDA less capital expenditures[1]	55	39	41%	95	79	20%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health Adjusted EBITDA less capital expenditures increased by $16 million in both the second quarter and first six months of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS health segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
EBITDA	75	91	(17)%	143	166	(14)%
Depreciation	(15)	(10)	50%	(31)	(23)	35%
Amortization of intangible assets	(95)	(100)	(5)%	(194)	(194)	—%
EBIT[1]	(35)	(19)	84%	(82)	(51)	61%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBIT decreased by $16 million in the second quarter of 2026 and $31 million in the first six months of 2026. TELUS Health depreciation increased by $5 million in the second quarter of 2026 and $8 million in the first six months of 2026, driven by depreciation of real estate from our 2025 business acquisitions. TELUS Health amortization decreased by $5 million in the second quarter of 2026 and was unchanged in the first six months of 2026. The decrease in the second quarter of 2026 was primarily from certain software that fully amortized in the comparative period.

5.6	TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenues reflects changes in service volume demand from our existing clients and services provided to new clients, as well as a shift in the mix of services that has been evolving over the eight quarters. Revenue growth from new client wins and service expansion with certain clients was offset by lower service volumes from some of our key existing clients, reflecting ongoing cost rationalization measures within the existing client base. Intersegment revenues have continued to increase year-over-year, comprising approximately 15% of total TELUS Digital revenues.

The trend in net goods and services purchased and employee benefits expense increased in 2025; however it has been relatively flat in 2026. The increase in goods and services purchased was primarily attributable to: (i) higher restructuring and other costs associated with cost efficiency programs, including client ramp-downs in certain regions and certain other non-recurring items; and

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

(ii) increased data processing, maintenance and software licensing costs supporting our service delivery. The decrease in employee benefits expense primarily reflected a lower base salary cost consistent with a reduced team member base.

Depreciation and amortization remained stable, as the impact of ongoing capital investments in facilities and costs to maintain our existing operations was largely offset by the timing of assets reaching full depreciation or amortization.

Operating revenues and other income – TELUS digital experience segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Operating revenues (arising from contracts with customers)	653	728	(10)%	1,347	1,440	(6)%
Other income	1	—	n/m	12	—	n/m
External Operating revenues and other income	654	728	(10)%	1,359	1,440	(6)%
Intersegment revenues	120	99	21%	228	201	13%
TELUS Digital Operating revenues and other income	774	827	(6)%	1,587	1,641	(3)%

TELUS Digital Operating revenues and other income decreased by $53 million in the second quarter of 2026 and $54 million in the first six months of 2026.

Our Operating revenues (arising from contracts with customers) decreased by $75 million in the second quarter of 2026 and $93 million in the first six months of 2026, primarily attributable to: (i) client ramp-downs in our trust and safety service line, coupled with a one-time receipt in the comparative period resulting from a client’s change in contractual scope; (ii) client ramp-downs in our AI and data solutions service line; and (iii) an overall unfavourable foreign currency impact on our operating results, primarily due to the strengthening of the Canadian dollar against the U.S. dollar. These decreases were partially offset by an increase in service volume within our customer experience management service line.

Other income increased by $1 million in the second quarter of 2026. In the first six months of 2026, Other income increased by $12 million, primarily due to a reversal of a provision related to a business combination.

Intersegment revenues represent services provided to the TTech and TELUS health segments, which include capital expenditures for software that are deferred and amortized. These revenues are eliminated upon consolidation, together with the associated expenses, as well as the TELUS digital experience segment margin on costs capitalized within the TTech segment.

The increase in intersegment revenues in both the second quarter and first six months of 2026 reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS digital experience segment, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Goods and services purchased[1]	182	166	10%	357	329	9%
Employee benefits expense[1]	609	643	(5)%	1,197	1,223	(2)%
TELUS Digital operating expenses	791	809	(2)%	1,554	1,552	—%

1	Includes restructuring and other costs.

TELUS Digital operating expenses decreased by $18 million in the second quarter of 2026 and increased by $2 million in the first six months of 2026. See TELUS Digital Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

EBITDA – TELUS digital experience segment

	Three-month periods ended June 30				Six-month periods ended June 30
		2025				2025
($ in millions, except margins)	2026	(restated)	Change		2026	(restated)	Change
EBITDA	(17)	18	n/m		33	89	(63)%
Add restructuring and other costs included in EBITDA	89	71	n/m		120	80	n/m
Adjusted EBITDA	72	89	(20)%		153	169	(10)%
EBITDA margin[1] (%)	(2.2)	2.3	(4.5)	pts.	2.1	5.5	(3.4)	pts.
Adjusted EBITDA margin[1] (%)	9.2	10.8	(1.6)	pts.	9.6	10.3	(0.7)	pts.

1These are non - GAAP and other specified financial measures. See Section 11.1 Non - GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $35 million in the second quarter of 2026 and $56 million or 63% in the first six months of 2026. TELUS Digital Adjusted EBITDA decreased by $17 million or 20% in the second quarter of 2026 and $16 million or 10% in the first six months of 2026, while Adjusted EBITDA margin decreased by 1.6 percentage points in the second quarter of 2026 and 0.7 percentage points in the first six months of 2026, reflecting a stabilization of operating expenses. The decrease in EBITDA in both the second quarter and first six months of 2026, was primarily due to: (i) lower Operating revenues, partially offset by higher Other income in the first six months of 2026 due to a reversal of a provision related to a business combination; and (ii) increased restructuring and other costs related to cost efficiency programs associated with client ramp-down from service delivery centres out of Europe.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
Adjusted EBITDA	72	89	(20)%	153	169	(10)%
Capital expenditures	(34)	(43)	(21)%	(71)	(84)	(15)%
Adjusted EBITDA less capital expenditures[1]	38	46	(17)%	82	85	(4)%

1See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $8 million in the second quarter of 2026 and $3 million in the first six months of 2026, primarily due to lower real estate expenditures and site expansions in Europe. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS digital experience segment

	Three-month periods ended June 30			Six-month periods ended June 30
		2025			2025
($ in millions)	2026	(restated)	Change	2026	(restated)	Change
EBITDA	(17)	18	n/m	33	89	(63)%
Depreciation	(50)	(56)	(11)%	(100)	(106)	(6)%
Amortization of intangible assets	(66)	(65)	2%	(131)	(131)	—%
Impairment of intangible assets and goodwill	(2,135)	(500)	n/m	(2,135)	(500)	n/m
EBIT[1]	(2,268)	(603)	n/m	(2,333)	(648)	n/m

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $1.7 billion in both the second quarter and first six months of 2026. The decrease was primarily attributable to an impairment of intangible assets and goodwill impairment charge recorded in the second quarter of 2026. Excluding this impairment, the decrease in EBIT was in line with the decrease in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

6.	Changes in financial position

	June 30	Dec. 31
Financial position at: ($ millions)	2026	2025	Change	Change includes:
Current assets
Cash and temporary investments, net	1,387	2,621	(1,234)	See Section 7 Liquidity and capital resources
Accounts receivable	3,519	3,797	(278)	A decrease primarily driven by lower mobility customer receivables and TELUS Digital receivables
Income and other taxes receivable	227	173	54	Instalments to date are more than the expense
Inventories	461	482	(21)	A decrease primarily driven by a reduction in inventories at our dealer and retail channels, partially offset by an increase in new handsets
Contract assets	433	457	(24)	Refer to description in non-current contract assets
Costs incurred to obtain or fulfill contracts with customers	335	413	(78)	A decrease driven by lower commissions
Prepaid maintenance and other	601	421	180	An increase primarily driven by the prepayment of maintenance contracts and statutory employee benefits
Current derivative assets	142	8	134	An increase in the notional amount of hedging items.
Current liabilities
Short-term borrowings	1,225	920	305	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,459	3,494	(35)

A decrease primarily reflecting a reduction in interest payable and accrued liabilities, partially offset by an increase in trade accounts payable. See Note 23 of the interim consolidated financial statements

Income and other taxes payable	140	141	(1)	Instalments to date are less than the expense
Dividends payable	659	649	10	Effect of an increase in the number of shares outstanding
Advance billings and customer deposits	980	1,053	(73)	A decrease primarily due to lower inventories across our dealer and retail channels. See Note 24 of the interim consolidated financial statements
Provisions	393	300	93	An increase primarily resulting from the reclassification of long-term written put options
Current maturities of long-term debt	3,802	3,102	700

An increase driven by higher commercial paper outstanding, and the reclassification from non-current to current of US$600 million 2.80% U.S. Dollar Notes; partially offset by the redemption of $600 million Notes, Series CV, the early redemption of $500 million Notes, Series CZ, and a decrease in lease liabilities

Current derivative liabilities	21	30	(9)	A decrease primarily due to a smaller spread between hedged foreign exchange rates and actual foreign exchange rates at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(3,574)	(1,317)	(2,257)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.
Non-current assets
Property, plant and equipment, net	17,819	17,503	316	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	19,928	20,328	(400)	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	8,897	10,460	(1,563)	A decrease due to an impairment of goodwill. See Note 18 of the interim consolidated financial statements
Contract assets	263	274	(11)	A decrease reflecting a lower volume of subsidized devices
Other long-term assets	2,800	2,676	124	An increase primarily driven by portfolio investments and derivative assets.
Non-current liabilities
Provisions	572	661	(89)	A decrease primarily resulting from the reclassification of long-term written put options
Long-term debt	26,429	27,437	(1,008)	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	975	955	20

An increase primarily driven by deferred revenues and pension benefit liabilities, partially offset by a reduction in derivative liabilities arising from a weakening of the Canadian Dollar relative to the U.S. Dollar at spot rates. See Note 27 of the interim consolidated financial statements

Deferred income taxes	4,068	4,292	(224)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	13,281	15,775	(2,494)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	808	804	4	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

7.1	Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Three-month periods ended June 30			Six-month periods ended June 30
($ millions)	2026	2025	Change	2026	2025	Change
Cash provided by operating activities	1,342	1,166	176	2,392	2,243	149
Cash used by investing activities	(672)	(1,093)	421	(1,816)	(1,695)	(121)
Cash provided (used) by financing activities	(585)	2,595	(3,180)	(1,810)	2,265	(4,075)
Increase (decrease) in Cash and temporary investments, net	85	2,668	(2,583)	(1,234)	2,813	(4,047)
Cash and temporary investments, net, beginning of period	1,302	1,014	288	2,621	869	1,752
Cash and temporary investments, net, end of period	1,387	3,682	(2,295)	1,387	3,682	(2,295)

7.2	Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Three-month periods ended June 30			Six-month periods ended June 30
($ millions)	2026	2025	Change	2026	2025	Change
Operating revenues and other income (see Section 5.3)	4,929	5,082	(153)	9,942	10,139	(197)
Goods and services purchased (see Section 5.3)	(1,869)	(1,858)	(11)	(3,725)	(3,705)	(20)
Employee benefits expense (see Section 5.3)	(1,472)	(1,545)	73	(3,107)	(3,011)	(96)
Restructuring and other costs, net of disbursements	57	28	29	222	(8)	230
Share-based compensation expense, net of payments	52	37	15	83	79	4
Net employee defined benefit plans expense	18	14	4	31	29	2
Employer contributions to employee defined benefit plans	(4)	(5)	1	(9)	(10)	1
Gain on contributions of real estate to joint ventures	(10)	—	(10)	(15)	(8)	(7)
(Income) loss from equity accounted investments	—	(2)	2	(1)	(2)	1
Interest paid	(450)	(308)	(142)	(880)	(679)	(201)
Interest received	20	17	3	45	22	23
Income taxes paid, net of recoveries received	(12)	(143)	131	(128)	(297)	169
Other operating working capital changes	83	(151)	234	(66)	(306)	240
Cash provided by operating activities	1,342	1,166	176	2,392	2,243	149

Cash provided by operating activities increased by $176 million in the second quarter of 2026 and $149 million in the first six months of 2026.

●	Restructuring and other costs, net of disbursements, represented a net change of $29 million in the second quarter of 2026, as we incurred lower restructuring and other costs disbursements related to improving our overall cost structure and operational effectiveness. In the first six months of 2026, restructuring and other costs, net of disbursements represented a net change of $230 million, due to the same factors as the second quarter, in addition to recording $130 million of non-cash restructuring and other costs related to the privatization of TELUS Digital.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Interest paid increased by $142 million in the second quarter of 2026 and $201 million in the first six months of 2026, largely due to: (i) interest paid on the issuance of fixed-to-fixed rate junior subordinated notes issued in 2025; and (ii) interest paid on the promissory note issued in connection with the May 2025 acquisition of Workplace Options and the second quarter 2026 prepayment premium (see Note 26(e) of the interim consolidated financial statements); partially offset by: (i) interest paid in the comparative periods from notes that were repurchased during the 2025 tender offer processes; and (ii) interest paid on the TELUS International (Cda) Inc. credit facility in the comparative periods, which was repaid in the third quarter of 2025.
●	Income taxes paid, net of recoveries received, decreased by $131 million in the second quarter of 2026 and $169 million in the first six months of 2026, primarily due to lower required income tax instalments attributable to lower income before income taxes, in addition to greater refunds from the completion of prior years’ tax audits.
●	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3Cash used by investing activities

Analysis of changes in cash used by investing activities

	Three-month periods ended June 30			Six-month periods ended June 30
($ millions)	2026	2025	Change	2026	2025	Change
Cash payments for capital assets, excluding spectrum licences	(597)	(598)	1	(1,354)	(1,252)	(102)
Cash payments for spectrum licences	(55)	—	(55)	(373)	—	(373)
Cash payments for acquisitions, net	—	(450)	450	—	(461)	461
Advances to, and investment in, real estate joint ventures and associates	(1)	—	(1)	(1)	—	(1)
Real estate joint venture receipts	—	—	—	6	1	5
Proceeds on disposition	—	7	(7)	9	73	(64)
Investment in portfolio investments and other	(19)	(52)	33	(103)	(56)	(47)
Cash used by investing activities	(672)	(1,093)	421	(1,816)	(1,695)	(121)

Cash used by investing activities decreased by $421 million in the second quarter of 2026 and increased by $121 million in the first six months of 2026.

●	Cash payments for capital assets, excluding spectrum licences was relatively flat in the second quarter of 2026. The increase in Cash payments for capital assets, excluding spectrum licences in the first six months of 2026 was composed of:
●	An increase in capital expenditures of $64 million (see Capital expenditure measures table and discussion below).
●	Higher capital expenditure payments of $38 million with respect to payment timing differences.
●	Cash payments for spectrum licences increased by $55 million in the second quarter of 2026, related to the acquisition of 2500 MHz band spectrum and 3500 MHz band spectrum. Cash payments for spectrum licences increased by $373 million in the first six months of 2026, due to the same factors as the second quarter, in addition to the acquisition of 3800 MHz licences during Innovation, Science and Economic Development Canada’s (ISED) residual auction that concluded in January 2026. We acquired 40 MHz of spectrum on average in markets where we successfully bid, at an average price of $1.23 per MHz-pop (where pop refers to the population in a licence area).
●	Cash payments for acquisitions, net, were $450 million lower in the second quarter of 2026 and $461 million lower in the first six months of 2026, primarily due to the impact of the Workplace Options acquisition in May 2025.
●	Proceeds on disposition were $7 million lower in the second quarter of 2026 and $64 million lower in the first six months of 2026, reflecting greater divestitures of non-core assets in the first half of 2025.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

●	Investment in portfolio investments and other decreased by $33 million in the second quarter of 2026, largely due to investments in a smaller number of portfolio investments. Investment in portfolio investments and other increased by $47 million in the first six months of 2026, primarily as a result of investments in a larger number of portfolio investments.

Capital expenditure measures

	Three-month periods ended June 30				Six-month periods ended June 30
($ millions, except capital expenditure intensity)	2026	2025	Change		2026	2025	Change
Capital expenditures[1]
TELUS technology solutions segment (TTech)
TTech operations	614	570	8%		1,178	1,077	9%
TTech real estate development	19	21	(10)%		35	29	21%
	633	591	7%		1,213	1,106	10%
TELUS health segment (TELUS Health)	44	59	(25)%		97	103	(6)%
TELUS digital experience segment (TELUS Digital)	34	43	(21)%		71	84	(15)%
Eliminations	(33)	(15)		n/m	(52)	(28)	86%
Consolidated	678	678	—%		1,329	1,265	5%
TTech capital expenditure intensity[2] (%)	16	15	1	pt.	16	14	2	pts.
TELUS Health capital expenditure intensity[2] (%)	8	11	(3)	pts.	9	10	(1)	pt.
TELUS Digital capital expenditure intensity[2,3] (%)	4	5	(1)	pt.	4	5	(1)	pt.
Consolidated capital expenditure intensity[2] (%)	13	13	—	pts.	13	12	1	pt.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.
3	2025 restated.

Consolidated capital expenditures were unchanged in the second quarter of 2026 and increased by $64 million in the first six months of 2026.

Capital expenditures in support of TTech operations were $44 million higher in the second quarter of 2026 and $101 million higher in the first six months of 2026. These increases primarily resulted from greater capital investments in developing new facilities to meet growing industry demand. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet, TV and security and automation subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; and (iii) enhancement of our product and digital development to improve system capacity and reliability. By June 30, 2026, our 5G network covered approximately 34.2 million Canadians, representing over 92% of the population.

Capital expenditures in support of TTech real estate development decreased by $2 million in the second quarter of 2026, driven by the completion of one of our commercial buildings. Capital expenditures in support of TTech real estate development increased by $6 million in the first six months of 2026, driven by greater capital investments to support the construction phase of multi-year development projects, including TELUS OceanTM and TELUS Living projects in B.C.

TELUS Health capital expenditures decreased by $15 million in the second quarter of 2026 and $6 million in the first six months of 2026, largely driven by decreased investments in clinic expansions and business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration, enabling AI-powered experiences, embedded care pathways and differentiated capabilities such as GenAI self-serve and advanced diagnostics. The investments in our product offerings and foundational platforms position TELUS Health for scalable growth and operational resilience.

TELUS Digital capital expenditures decreased by $9 million in the second quarter of 2026 and $13 million in the first six months of 2026, mainly driven by prior year software license investment, coupled with decreased site expansions in Europe.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

7.4	Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Three-month periods ended June 30			Six-month periods ended June 30
($ millions)	2026	2025	Change	2026	2025	Change
Dividends paid to holders of Common Shares	(434)	(405)	(29)	(864)	(807)	(57)
Issue (repayment) of short-term borrowings, net	309	(390)	699	312	9	303
Long-term debt issued	1,351	6,469	(5,118)	2,711	8,132	(5,421)
Redemptions and repayment of long-term debt	(1,802)	(3,048)	1,246	(3,955)	(5,038)	1,083
Partnership distributions to non-controlling interest	(9)	—	(9)	(14)	—	(14)
Financing activity transaction costs and other	—	(31)	31	—	(31)	31
Cash provided (used) by financing activities	(585)	2,595	(3,180)	(1,810)	2,265	(4,075)

Cash used by financing activities increased by $3.2 billion in the second quarter of 2026 and $4.1 billion in the first six months of 2026.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee may acquire Common Shares from Treasury, at our option, for the DRISP plan, rather than acquiring shares in the stock market. For the dividends paid on April 1, 2026, the DRISP participation rate for these dividends, calculated as the DRISP investment of $219 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%. By comparison, for the dividends paid on April 1, 2025, the DRISP participation rate was approximately 34%. Cash payments for dividends increased by $29 million in the second quarter of 2026 and $57 million in the first six months of 2026, which reflected higher dividend rates and an increase in the number of shares outstanding.

In July 2026, we paid dividends of $444 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $215 million, totalling $659 million. For these dividends, the DRISP participation rate was approximately 33%.

Issue (repayment) of short-term borrowings, net

During the second quarter of 2026, we drew $0.3 billion under our bank credit facility (see Section 7.7 Short-term borrowings). By comparison, during the first quarter of 2025, we drew $0.4 billion under an arm’s-length securitization trust and during the second quarter of 2025, we repaid $0.4 billion, including the effect of net-settled derivatives.

Long-term debt issued and Redemptions and repayment of long-term debt

In the second quarter of 2026, long-term debt issued decreased by $5.1 billion, while redemptions and repayment of long-term debt decreased by $1.2 billion. These changes were primarily composed of:

●	A net increase in commercial paper outstanding, including foreign exchange effects, of $450 million to a balance of $2.1 billion (US$1.5 billion) at June 30, 2026, from a balance of $1.6 billion (US$1.2 billion) at March 31, 2026. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).
●	The repayment of a promissory note issued by a wholly owned subsidiary to a private equity investor, as further described in Note 26(e) of the interim consolidated financial statements.
●	The partial redemption of $500 million 2.75% Notes, Series CZ, due July 8, 2026, of which there was $800 million aggregate principal amount outstanding. The partial redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes. Subsequent to June 30, 2026, the remaining $300 million was paid upon maturity in the normal course.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

For the first six months of 2026, long-term debt issued decreased by $5.4 billion, while redemptions and repayment of long-term debt decreased by $1.1 billion. In addition to some activity from the second quarter of 2026, the change in balance for the first six months of 2026 was primarily composed of:

●	A net increase in commercial paper outstanding, including foreign exchange effects, of $1.1 billion from a balance of $1.0 billion (US$0.7 billion) at December 31, 2025.
●	The full redemption of our outstanding $600 million 3.75% Notes, Series CV due March 10, 2026. The redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 14.8 years at June 30, 2026, an increase from 14.7 years at December 31, 2025 and from 13.6 years at June 30, 2025. In addition, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.81% at June 30, 2026, an increase from 4.75% at December 31, 2025 and from 4.71% at June 30, 2025.

Partnership distributions to non-controlling interest

Our Terrion subsidiary paid distributions of $9 million in the second quarter of 2026 and $14 million in the first six months of 2026.

Financing activity transaction costs and other

In the second quarter of 2025, we incurred debt issuance costs in connection with the issuances of our Series CAR, Series CAS, Series A and Series B notes.

7.5	Liquidity and capital resource measures

Net debt was $26.0 billion at June 30, 2026, a decrease of $1.3 billion compared to one year earlier, largely as a result of: (i) the junior subordinated notes equity credit for fixed-to-fixed junior subordinated notes issued in the fourth quarter of 2025; for purposes of calculating leverage ratios, only one-half of the principal of our junior subordinated notes is included as debt in the initial post-issuance decade; (ii) equity issued by our Terrion subsidiary to a non-controlling interest in the third quarter of 2025; (iii) the notes purchased during the 2025 tender offer processes; (iv) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025; (v) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026 and the partial redemption of 2.75% Notes, Series CZ, in the second quarter of 2026; (vi) the repayment of a promissory note issued by a wholly owned subsidiary to a private equity investor in the second quarter of 2026; and (vii) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025. These factors were partially offset by: (i) the note issuances in the fourth quarter of 2025, as described in our 2025 annual MD&A; (ii) lower Cash and temporary investments; (iii) increased commercial paper outstanding; and (iv) increased short-term borrowings.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 88% as at June 30, 2026, down from 90% one year earlier. The decrease was primarily a result of: (i) increased commercial paper outstanding, which is classified as floating-rate debt in this calculation; (ii) increased short-term borrowings; (iii) the notes purchased during the 2025 tender offer processes; (iv) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025; and (v) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026 and the partial redemption of 2.75% Notes, Series CZ, in the second quarter of 2026. These factors were partially offset by: (i) the note issuances in the fourth quarter of 2025, as described in our 2025 annual MD&A; and (ii) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.5 times, as measured at June 30, 2026, down from 3.7 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit for fixed-to-fixed junior subordinated notes issued in the fourth quarter of 2025 and the equity issued by our Terrion subsidiary to a non-controlling interest in the third quarter of 2025, partially offset by spectrum acquisitions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 and business acquisitions. As at June 30, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6, while the junior subordinated notes equity credit decreased the ratio by 0.5 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (payments made in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the objective and timing of return to the objective range remains to be determined. We have an objective of achieving a ratio of circa 3.0 in 2028. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at June 30, 2026 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or for the 12-month periods ended, June 30	2026	2025	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	30,231	32,194	(1,963)
Net debt[1]	25,963	27,293	(1,330)
Net income (loss)	(965)	633	(1,598)
EBITDA – excluding restructuring and other costs[1]	7,315	7,333	(18)
Financing costs	1,199	1,517	(318)
Net interest cost[1]	1,497	1,404	93
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	88	90	(2)	pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	14.8	13.6	1.2
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.81	4.71	0.10	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.5	3.7	(0.2)
Coverage ratios[1] (times)
Earnings coverage	0.5	2.0	(1.5)
EBITDA – excluding restructuring and other costs interest coverage	4.9	5.2	(0.3)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	109	107	2	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	74	75	(1)	pt.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2026 was 0.5 times, down from 2.0 times one year earlier. A decrease in income before borrowing costs and income taxes lowered the ratio by 1.3, while an increase in borrowing costs lowered the ratio by 0.2. Excluding restructuring and other costs and impairment of intangible assets and goodwill, the earnings coverage ratio was 2.1 times.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2026 was 4.9 times, down from 5.2 times one year earlier. An increase of $93 million in net interest costs lowered the ratio by 0.3.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 45 to 60% of free cash flow on a trailing 12-months basis, reflecting a shift from 60 to 75% of free cash flow on a prospective basis. The reset of the dividend payout ratio, as announced on July 31, 2026, is expected to generate cumulative cash savings that will be

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 directed towards deleveraging. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow.

7.6	Credit facilities

At June 30, 2026, we had $657 million of liquidity available from the TELUS revolving credit facility.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring August 21, 2030. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at June 30, 2026

				Outstanding	Backstop for
				undrawn	commercial
				letters of	paper	Available
($ millions)	Expiry	Size	Drawn	credit	program	liquidity
Revolving credit facility[1]	Aug. 21, 2030	2,750	—	—	(2,093)	657

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at June 30, 2026, our consolidated leverage ratio was 3.5 to 1.00 and our consolidated coverage ratio was 4.9 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum) as at June 30, 2026. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other unsecured long-term debt

In 2025, a wholly owned subsidiary issued preferred shares for US$200 million to a private equity investor, in connection with the acquisition of Workplace Options. In the first quarter of 2026, the preferred shares were exchanged with the private equity investor for a US$200 million promissory note issued by the wholly owned subsidiary.

During the three-month period ended June 30, 2026, at our option, the promissory note was repaid and a prepayment premium of $51 million was recorded.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Junior subordinated notes

The notes are direct unsecured obligations, are subordinated to all existing and future senior indebtedness, and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post-issuance decade. See Note 26(f) of the interim consolidated financial statements for additional details.

Other letter of credit facilities

At June 30, 2026, we had $61 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $124 million at June 30, 2026.

Other secured long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.2% as at June 30, 2026.

7.7	Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $680 million as at June 30, 2026. (See Note 22 of the interim consolidated financial statements.)

As at June 30, 2026, TELUS Corporation has an unsecured non-revolving $650 million (or U.S. dollar equivalent) bank credit facility, maturing June 2027, with a syndicate of financial institutions, which is to be used for general corporate purposes. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $344 million as at June 30, 2026.

7.8	Credit ratings

We continued to have investment-grade ratings in the second quarter of 2026 and as at July 31, 2026. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9	Financial instruments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed were described in Section 7.9 in our 2025 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining a non-revolving syndicated credit facility; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at June 30, 2026, TELUS Corporation could offer an unlimited amount of securities in Canada, and $1.9 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus in effect until January 2029.

As at June 30, 2026, we had $657 million of liquidity available from the TELUS revolving credit facility and $680 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Including cash and temporary investments of $1.4 billion, we had over $2.7 billion of liquidity available at June 30, 2026 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

Contingent liabilities

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2026	July 31, 2026
Common Shares	1,575	1,589
Common Share options	4	4
Restricted share units and deferred share units – equity-settled	24	24

7.11	Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $41 million in the second quarter of 2026 and $59 million in the first six months of 2026, compared to $25 million and $44 million in the respective periods in 2025. The increase in compensation expense for key management personnel was primarily due to greater share-based compensation and post-employment pension and other benefits. See Note 30(a) of the interim consolidated financial statements for additional details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

8.	Accounting matters
8.1	Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2025. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2025 annual MD&A, which is hereby incorporated by reference.

8.2	Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2025 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2026 outlook, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the following:

●	For our revised estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2. The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.
●	We anticipated growth in TELUS Digital to be supported by our differentiated digital customer experience solutions and continued optimization of the cost structure to mitigate declining industry trends in traditional business process outsourcing. Further, while we anticipated continued scaling of AI-enabling services in TELUS Digital, albeit at a slower pace and scale, this is not expected to offset demand ramp-downs and more pronounced churn in legacy services provided to certain hyperscale customers as these services are being automated faster than anticipated.
●	Our restructuring and other costs assumption has been revised to approximately $900 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $650 million, from approximately $450 million.
●	Our cash income tax payments assumption has been revised downward to a range of approximately $240 million to $340 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received, Canadian Bill C-15 receiving royal assent on March 26, 2026, and lower required income tax instalments attributable to lower income before income taxes.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

9.1	Communications industry regulatory developments and proceedings*

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

* The operations of our health business are also subject to various health laws and regulations internationally, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

Radiocommunication licences and spectrum-related matters

Millimetre wave (mmWave) spectrum auction

On May 14, 2026, ISED released its Policy and Licensing Framework for Spectrum in the 26 GHz and 38 GHz Bands. This decision established the mmWave auction framework rules in the 26 GHz and 38 GHz bands that is set to take place in October 2027. A total of 4,800 MHz will be auctioned, 2,400 MHz in each of the 26 GHz and 38 GHz bands (25.1-27.5 GHz and 37.6-40.0 GHz). There will be a cross-band 1,200 MHz cap, with no set-asides. The deadline for receipt of applications and financial deposits for participation in the auction is July 6, 2027. Auction bidding starts October 19, 2027.

Preliminary consultation on mobile satellite service

On May 13, 2026, ISED launched Preliminary consultation on Mobile Satellite Service (MSS) Developments and the Use of L and S Band Spectrum with comments due July 13, 2026. Alongside this consultation, a moratorium was placed on new MSS licensing in the L and S bands. The consultation emerged during a period of major international regulatory transitions and the rise of direct-to-device (D2D) services for smartphones. It raises important policy and technical matters regarding MSS and the S band, which Terrestar currently sublicenses AWS-4 spectrum to TELUS for use on our network. There is a concern that a revised MSS framework could restrict our future use of its AWS-4 spectrum licences.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

In TRP 2024-180, the CRTC ruled that TELUS, Bell and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. As a result, all companies, including TELUS, are permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. On April 24, 2026, the CRTC approved final rates for wholesale FTTP access services.

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The Federal Court of Appeal granted SaskTel’s motion for leave to appeal on October 31, 2025. The appeal and judicial review will be heard together, likely in late 2026 or early 2027.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications ask the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. Bragg Communications Inc., Cogeco Communications Inc., SaskTel, and the Competitive Network Operators of Canada also brought a petition to Cabinet asking them to vary TRP 2024-180 in a similar manner should the CRTC fail to do so. On June 20, 2025, the CRTC dismissed the applications to review and vary TRP 2024-180 (the Review and Vary Decision). On August 6, 2025, Cabinet issued a press release stating that it would not grant the relief sought in the petition.

In July 2025, Bragg Communications Inc. and Cogeco Communications Inc. brought an application to the Federal Court of Appeal for leave to appeal the Review and Vary Decision. Leave to appeal was granted in September 2025 and the matter is now proceeding before the Federal Court of Appeal. Bragg Communications Inc. and Cogeco Communications Inc. also brought an application in Federal Court for judicial review of Cabinet’s decision not to allow the petition. The Federal Court struck the judicial review on January 7, 2026.

Further, in September 2025, Rogers Communications Canada Inc., a coalition of Bragg Communications Inc. and Cogeco Communications Inc., and a coalition of TekSavvy Solutions Inc and Competitive Network Operators of Canada brought three separate petitions to Cabinet seeking to overturn the Review and Vary Decision. On April 20, 2026, the Governor in Council declined to vary, rescind, or refer back the Review and Vary Decision further to these petitions.

Application by Every-Day Computers seeking MVNO access

In January 2026, Every-Day Computers Inc., a company located in Terrace, B.C., filed an application with the CRTC alleging that we have refused to provide it with mandated MVNO access, contrary to the CRTC’s rules. On February 26, 2026, we filed our answer to the application, denying the allegations because Every-Day Computers Inc. is not eligible to obtain MVNO access under the CRTC’s MVNO framework. On July 7, 2026, the CRTC released its decision in which it found that Every-Day Computers does not meet all the eligibility criteria for the mandated MVNO access service. Accordingly, the Commission ruled that we are not obligated to negotiate or enter into an agreement with Every-Day Computers for mandated MVNO access.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC entertained submissions in February and March 2025 and the provisions came into force on October 30, 2025 by way of an Order in Council.

On March 12, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-43, Prohibition of fees that are a barrier to switching cellphone and Internet plans. In the decision, the CRTC amended the Wireless Code and Internet Code by adding a definition for activation or modification fee, which includes any fee incurred as a result of activating a new retail telecommunications service plan or modifying an existing one, except for reasonable fees related to the physical installation of a telecommunications service at a customer’s premises and fees related to additional products or services the customer has explicitly chosen to purchase. The Commission also amended the Wireless Code to prohibit providers from charging an early cancellation fee when a subsidized device is not provided as part of the contract. The Commission began enforcing the amendments starting on June 12, 2026, and will monitor industry compliance through existing CCTS complaint reporting.

On June 30, 2026, the Commission issued Telecom Notice of Consultation CRTC 2026-155, Show cause and call for comments – Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans. In May 2026, Bell Canada introduced a device handling charge and in June 2026, Rogers Communications Canada Inc. introduced a device setup charge, a shipping charge and a SIM fee. We continued our previous practice of charging for SIM cards, including beyond June 12, 2026. The Commission launched a proceeding requiring each of TELUS, Bell and Rogers to show cause why the companies’ respective charges are not in violation of the prohibition established under the Telecommunications Act and Telecom Regulatory Policy CRTC 2026-43. Parties are also asked to comment on enforcement measures, including fines, if a violation is found to have been committed. We are participating fully in this proceeding. Until the CRTC issues a decision in this proceeding, it is too early to determine its impact on us.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

On April 13, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications. The decision gives effect to the statutory requirement to provide certain notices in advance of contract expiry. The Commission’s decision applies to services covered by the Wireless Code and Internet Code. The decision will supplement existing notices sent to customers 90 days before the expiry of their commitment period, with new requirements to include: (i) a hyperlink to the list of plans available for purchase and their features; (ii) information about the device rental plan (for customers who have a device rental plan), including their options to either return the device or pay the final amount if they want to keep it; and (iii) information on where customers can find the self-service mechanism and how they can use it. The decision will also require service providers to provide notice in advance of the expiry of certain time-limited discounts or promotions. Finally, the decision adds to existing notice requirements regarding international roaming, and will modify the Wireless Code’s cap on international roaming charges to include any fee charged to a customer for data roaming, including daily fixed-rate options and plans that allow a customer to use their device in another country the same way they would at home in Canada. These changes will go into effect on April 13, 2027. We are assessing the decision to determine its impact on us.

On April 24, 2026, the Commission issued Telecom Regulatory Policy CRTC 2024-78, Enhancing self-service mechanisms. The decision gives effect to the statutory requirement to offer a self-service option to modify or cancel plans. The Commission defined the requirements flexibly, to include any mechanism that is easy to use and enables a customer to perform actions in relation to their telecommunications service plan, including modifying (e.g., upgrading or downgrading) and cancelling it, without interacting with a live customer service representative, for example, through an app, a website, or by email. Self-service mechanisms matching this description must be made available by April 26, 2027. We are assessing the decision to determine its impact on us.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC held an oral hearing on the matter in June 2025, at which we appeared. A decision is expected in 2026. Until the CRTC issues determinations in this proceeding, it is too early to determine its impact on us.

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they were taking to address the CRTC’s concerns. Accordingly, TELUS, Bell and Rogers, filed their respective reports on November 4, 2024. On March 7, 2025, the CRTC determined that it will not launch a formal proceeding but called on TELUS, Bell and Rogers to ensure that they continue to make progress on reducing roaming fees. The CRTC also required TELUS, Bell and Rogers to file reports in May 2025 and November 2025. Each report has set out a list of new international roaming offerings that have been launched since the CRTC’s October 2024 letter, along with other specified information. On May 5, 2025, we submitted our first international roaming progress report, highlighting new international roaming offers launched since October 2024. We submitted our second progress report on November 5, 2025. In a letter dated February 5, 2026, the CRTC subsequently requested supplemental information and detailed data for the 2025 calendar year from TELUS, Bell and Rogers as part of the Commission’s ongoing monitoring of roaming fees. The Commission sought information on metrics for roaming subscriptions, usage, and revenues across bundled plans, add-ons, travel passes, and pay-per-use services. We submitted our responses to the CRTC on March 19, 2026.

Cybersecurity and lawful access legislation

On June 15, 2026, Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts received Royal Assent. The legislation amends the Telecommunications Act to allow the Governor in Council or the Minister of Industry to prohibit telecommunications service providers from using equipment from designated companies in their networks or providing service to specified customers. This allows the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The former Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-8, if passed, to require the removal of existing Huawei and ZTE 5G equipment. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material. The legislation also creates a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA requires designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Many of the measures in the CCSPA reflect our existing processes. The effect of CCSPA is unknown at this time as many of the material provisions are left to regulation-making. In addition, on March 12, 2026, the government tabled Bill C-22, An Act respecting lawful access, which proposes to expand the Governor in Council’s ability to mandate standards

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 and capabilities for lawful access. Until the law is passed and an order is issued under these powers with application to us, it is too early to determine the impact. Bill C-22 is currently at Second Reading in the Senate.

CRTC proceedings to examine network resiliency

On September 4, 2025, the CRTC issued Telecom Decision 2025-225 where it set out its final requirements for telecommunications carriers, including TELUS, to notify the CRTC and various government agencies about network outages on their respective networks. The CRTC expanded the type of outages that carriers must report to the CRTC in comparison to the interim regime that had been in place since March 8, 2023. The CRTC ordered carriers to implement the new reporting requirements by November 4, 2025. TELUS and other major telecom carriers filed an application to the CRTC on October 7, 2025, asking the Commission to review and vary certain elements of the decision to reduce the volume of reporting that the decision currently requires. The carriers also asked for a delay in the decision’s implementation timeline. On October 31, 2025, the CRTC suspended the implementation deadline pending consideration of the review and vary application. On March 11, 2026, the CRTC issued requests for information to the carriers to gather further information as part of its review of the application.

The CRTC also released two new notices of consultation related to network resiliency on September 4, 2025. In Call for comments – Development of a regulatory policy on measures to improve the resiliency of telecommunications networks and the reliability of telecommunications services, the CRTC initiated a comprehensive consultation with a view to develop a regulatory policy relating to network reliability and resiliency for telecommunications service providers. The CRTC has posed a variety of questions to telecommunications service providers to find out their respective views on potential regulatory rules. We are participating fully in this proceeding and we filed our intervention on December 3, 2025, and filed our responses to CRTC requests for information on July 9, 2026. A decision is not expected until late 2026, at the earliest.

In Call for comments – Consumer protections in the event of a service outage or disruption, Telecom and Broadcasting Notice of Consultation 2025-227, the Commission is investigating whether it needs to mandate protections for consumers at the time of network or service outages for telecom or television services. These consumer protections measures include what sort of communications customers should receive at a time of outage and what policies should apply to potential refunds for lost services. We participated fully in this proceeding. The record closed in December 2025 and we anticipate a decision in late 2026 or 2027.

Development of a network-level blocking framework to limit botnet traffic

On June 13, 2025, following a consultation that commenced in 2022, the CRTC released Development of a framework to limit botnet traffic, Compliance and Enforcement and Telecom Decision CRTC 2025-142 pursuant to which it developed a blocking framework to allow Canadian carriers, including TELUS, to block botnets and other harmful activities within their networks before reaching Canadian devices. The framework was limited to the use of third-party and in-house blocklists.

On June 13, 2025, the Commission also released Call for comments – Proposed modifications to the framework to limit botnet traffic, Compliance and Enforcement and Telecom Notice of Consultation CRTC 2025-143 to gather views on whether the blocking framework should be expanded to include blocking methods other than blocklists. We participated in this consultation and on June 18, 2026, the CRTC released its decision expanding its earlier network-level blocking framework. Under the decision, Canadian carriers are permitted to use other blocking methods to block potential malware on their networks, in compliance with the CRTC’s blocking framework. Carriers must report annually to the CRTC on their blocking activities. The impact of this expanded framework is not material.

Bill C-34, the Safe Social Media Act

On June 10, 2026, the government introduced the Safe Social Media Act. The first part of the Bill, the Digital Safety Act, seeks to promote the safety of persons in Canada, particularly children, reduce harms caused to them as a result of harmful content online and ensure that the operators of regulated social media services, regulated chatbot services and other regulated online services are transparent and accountable with respect to their duties under that Act. The Bill also introduces the Digital Safety Commission of Canada Act, creating a regulator to administer the Digital Safety Act and hear complaints under that Act. Telecommunications service providers’ connectivity services are exempted from the Bill. If enacted, the Bill could impact our content and chatbot-related activities, particularly in relation to health service offerings and content moderation services. The Bill’s impact on us cannot be assessed in detail at this early stage. The Bill is currently at Second Reading in the House of Commons.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Federal and provincial privacy regulators conclude OpenAI’s investigation

In May 2026, Canadian privacy authorities (federal and provincial) concluded their joint investigation into OpenAI’s ChatGPT, determining the company was not compliant with Canadian privacy laws during the platform’s initial development. The regulators identified deficiencies in valid user consent, transparency regarding data use for AI training, and the scale of personal data collection. This investigation underscores heightened regulatory oversight of AI safety, consent mechanisms, and data protection practices, signaling the evolving compliance landscape for AI-powered services operating in Canada.

Bill C-36: Privacy law modernization

Bill C-36 was introduced in June 2026. The proposed legislation represents a fundamental modernization of Canada’s 25-year-old privacy framework. If passed, the legislation will increase compliance obligations and penalties for us and our clients. Key shifts include transitioning from a recommendation-based ombudsman model to an orders-based enforcement regime with significant penalties (up to $10 million or 3% of global revenue). The law expands the scope of personal information to include inferred data, such as algorithms, predictive profiles, and behavioural scores, bringing more AI-generated insights under regulatory oversight. New requirements mandate transparency, explainability, and human intervention rights for automated decision-making systems. The legislation is currently at Second Reading in the House of Commons.

As regulatory frameworks converge across jurisdictions, including the EU General Data Protection Regulation, U.K. Data Protection Act, and emerging U.S. state-level laws, organizations face increasingly complex and overlapping obligations. Our integrated approach to data privacy and responsible AI positions us well to navigate this evolving global landscape efficiently while maintaining a competitive advantage.

CRTC proceeding on harmonizing consumer protection codes

On June 12, 2026, the CRTC issued Broadcasting and Telecom Notice of Consultation 2026-134, Harmonizing the consumer protection codes. In this proceeding, the CRTC intends to combine the Wireless Code, Television Service Provider Code, Internet Code, and Deposit and Disconnection Code into one combined consumer protection code. The CRTC launched the proceeding to ensure existing consumer protections apply in a consistent and reasonable manner, ensure consumer protections are easy and simple to understand and interpret, and to reduce the administrative burden of compliance on providers, as well as the Commissioner for Complaints for Telecom-television Services (CCTS). A first round of submissions are due to the CRTC on August 11, 2026, and the proceeding will culminate with an oral hearing on November 30, 2026. We will participate fully in this proceeding.

Part 1 Application seeking changes to the Wireless Code’s device unlocking rules

On July 8, 2026, the CRTC posted our application to the CRTC seeking changes to the Wireless Code’s requirement to sell wireless devices that are unlocked to a wireless network. We have asked that wireless service providers be permitted to lock a newly purchased wireless device to a wireless service provider’s wireless network for 60 days. Locking devices in this manner would assist to prevent device theft and wireless services subscription fraud. Interventions on our application were due on July 28, 2026, and our reply is due on August 4, 2026. A decision on whether the Wireless Code’s unlocking rule should be removed is not expected until a decision on the harmonized consumer codes is released.

CRTC proceeding on CCTS awareness

On April 23, 2026, the CRTC re-instated Broadcasting and Telecom Notice of Consultation CRTC 2025-274-2 Improving customer awareness of the Commission for Complaints for Telecom-television Services Inc. In this proceeding, the CRTC has taken the preliminary view that consumers need greater awareness of the CCTS and that service providers should inform consumers of the option of taking their complaint to the CCTS earlier in the service provider’s complaint process. This proceeding could result in the CRTC mandating changes to service providers’ CCTS awareness obligations that could drive increased costs in dealing with in-scope and out of scope complaints. The CRTC set a July 23, 2026 deadline for submission of awareness proposals by parties wishing to do so. Interventions are due by August 24, 2026, and replies are due by September 8, 2026. We will participate fully in this proceeding.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. As the regulations expand the pool of payors, our share of overall contributions has decreased. On June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement. Large foreign streamers are challenging this decision with the Federal Court of Appeal, and a stay of payments has been granted pending the outcome of that appeal.

In November 2024, the CRTC launched a consultation to modernize the definition of Canadian content for television and online programming, and to review the contribution framework that will support the creation of Canadian content. A hearing on the matter was held in May 2025, and on November 18, 2025, the CRTC released the first of two determinations on the matter, modernizing the definition of “Canadian program”, while the matter of determining the contribution framework to support the creation of Canadian content remains under reserve.

In June 2025, the CRTC held an oral hearing as part of its consultation on the market dynamics between small, medium, and large programming, distribution, and online services, and the tools available to ensure the sustainability and growth of Canada’s broadcasting system. Among other things, the CRTC considered the effectiveness of current regulations in light of evolving market dynamics, and in particular, the increasing prevalence of online streaming services. We participated in this consultation and appeared at the oral hearing.

On May 21, 2026, the CRTC released Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which represent the first major decision to be issued further to the June 2025 market dynamics hearings, and the second decision stemming from the CRTC’s consultation on supporting the creation and distribution of Canadian programming, respectively. These decisions address a number of issues around the discoverability of Canadian programming and its funding. The most notable development for Broadcasting Distribution Undertakings (BDUs) in these decisions comes from CRTC Policy 2026-95, where the CRTC announced that it would create a Service of Exceptional Importance Fund. Services of Exceptional Importance (SEIs) include news, Indigenous programming, and minority language programming. At present, SEIs are funded largely through wholesale fees paid by BDUs based on the number of subscribers they have. The SEI Fund will replace this model with a dedicated fund, to which not only BDUs but also online undertakings, including foreign streaming companies, will be required to contribute. However, on June 3, 2026, the Minister of Heritage announced that he would direct the CRTC to review this decision out of a concern that it would ultimately raise prices for consumers. To this effect, the Minister will develop a new policy direction under the Broadcasting Act. The draft policy direction has not yet been released, but we intend to provide comments once it is released.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2025 annual MD&A and have not materially changed since December 31, 2025. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1	Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three-month periods ended June 30		Six-month periods ended June 30
($ millions)	2026	2025	2026	2025
Net income (loss) attributable to Common Shares	(1,840)	7	(1,704)	328
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	189	104	504	197
Tax effect of restructuring and other costs	(23)	(25)	(110)	(49)
Real estate rationalization-related restructuring impairments	—	1	4	4
Tax effect of real estate rationalization-related restructuring impairments	—	—	(1)	(1)
Long-term debt prepayment premium	51	—	51	—
Tax effect of long-term debt prepayment premium	(14)	—	(14)	—
Impairment of intangible assets and goodwill	2,135	285	2,135	285
Tax effect of impairment of intangible assets and goodwill	(219)	(13)	(219)	(13)
Income tax-related adjustments	(25)	(17)	(36)	(21)
Adjusted Net income	254	342	610	730

Reconciliation of adjusted basic EPS

	Three-month periods ended June 30		Six-month periods ended June 30
($)	2026	2025	2026	2025
Basic EPS	(1.17)	—	(1.09)	0.22
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.12	0.07	0.32	0.12
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)	(0.06)	(0.03)
Long-term debt prepayment premium, per share	0.03	—	0.03	—
Tax effect of long-term debt prepayment premium, per share	(0.01)	—	(0.01)	—
Impairment of intangible assets and goodwill, per share	1.36	0.19	1.36	0.19
Tax effect of impairment of intangible assets and goodwill, per share	(0.14)	(0.01)	(0.14)	(0.01)
Income tax-related adjustments, per share	(0.01)	(0.01)	(0.02)	(0.01)
Adjusted basic EPS	0.16	0.22	0.39	0.48

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Available liquidity reconciliation

As at June 30 ($ millions)	2026	2025
Cash and temporary investments, net	1,387	3,682
Net amounts available from the TELUS Corporation revolving credit facility	657	1,759
Amounts available under trade receivables and unbilled customer finance receivables securitization program	680	680
Available liquidity[1]	2,724	6,121

1Excludes available liquidity from the unsecured non-revolving $650 bank credit facility.

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures at TELUS to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Three-month periods ended June 30 ($ millions, except ratio)		(restated)				(restated)		(restated)
Numerator – Capital expenditures excluding real estate development	614	570	44	59	34	43	(33)	(15)	659	657
Denominator – Operating revenues and other income	3,746	3,842	536	519	774	827	(127)	(106)	4,929	5,082
Capital expenditure intensity (%)	16	15	8	11	4	5	n/m	n/m	13	13

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Six-month periods ended June 30 ($ millions, except ratio)		(restated)				(restated)		(restated)
Numerator – Capital expenditures excluding real estate development	1,178	1,077	97	103	71	84	(52)	(28)	1,294	1,236
Denominator – Operating revenues and other income	7,536	7,722	1,062	992	1,587	1,641	(243)	(216)	9,942	10,139
Capital expenditure intensity (%)	16	14	9	10	4	5	n/m	n/m	13	12

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a trailing 12-month basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended June 30 ($ millions, except ratio)	2026	2025
Numerator – Sum of the most recent four quarterly dividends declared	2,600	2,427
Cash provided by operating activities	5,015	4,752
Less:
Capital expenditures	(2,630)	(2,484)
Denominator – Cash provided by operating activities less capital expenditures	2,385	2,268
Ratio (%)	109	107

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended June 30 ($ millions, except ratio)	2026	2025
Sum of the most recent four quarterly dividends declared	2,600	2,427
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(879)	(824)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,721	1,603
Denominator – Free cash flow	2,313	2,125
Ratio (%)	74	75

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended June 30 ($ millions, except ratio)	2026	2025
Net income (loss) attributable to Common Shares	(919)	966
Income taxes (attributable to Common Shares)	165	331
Borrowing costs (attributable to Common Shares)[1]	1,601	1,355
Numerator	847	2,652
Denominator – Borrowing costs	1,601	1,355
Ratio (times)	0.5	2.0

1

Interest on Long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities) plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings (loss) before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings (loss) from operations before costs of capital structure and income taxes.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Three-month periods ended June 30 ($ millions)		(restated)		(restated)		(restated)
Net income (loss)									(1,830)	(245)
Financing costs									420	373
Income taxes									(162)	47
EBIT	764	812	(35)	(19)	(2,268)	(603)	(33)	(15)	(1,572)	175
Depreciation	526	535	15	10	50	56	—	—	591	601
Amortization of intangible assets	273	238	95	100	66	65	—	—	434	403
Impairment of intangible assets and goodwill	—	—	—	—	2,135	500	—	—	2,135	500
EBITDA	1,563	1,585	75	91	(17)	18	(33)	(15)	1,588	1,679
Add restructuring and other costs included in EBITDA	76	55	24	7	89	71	—	—	189	133
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,639	1,640	99	98	72	89	(33)	(15)	1,777	1,812

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Six-month periods ended June 30 ($ millions)		(restated)		(restated)		(restated)
Net income (loss)									(1,686)	56
Financing costs									755	717
Income taxes									(107)	154
EBIT	1,429	1,654	(82)	(51)	(2,333)	(648)	(52)	(28)	(1,038)	927
Depreciation	1,043	1,064	31	23	100	106	—	—	1,174	1,193
Amortization of intangible assets	514	478	194	194	131	131	—	—	839	803
Impairment of intangible assets and goodwill	—	—	—	—	2,135	500	—	—	2,135	500
EBITDA	2,986	3,196	143	166	33	89	(52)	(28)	3,110	3,423
Add restructuring and other costs included in EBITDA	335	134	49	16	120	80	—	—	504	230
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	3,321	3,330	192	182	153	169	(52)	(28)	3,614	3,653

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a TELUS performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Three-month periods ended June 30 ($ millions)		(restated)		(restated)		(restated)
Adjusted EBITDA	1,639	1,640	99	98	72	89	(33)	(15)	1,777	1,812
Capital expenditures	(633)	(591)	(44)	(59)	(34)	(43)	33	15	(678)	(678)
Adjusted EBITDA less capital expenditures	1,006	1,049	55	39	38	46	—	—	1,099	1,134

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Six-month periods ended June 30 ($ millions)		(restated)
Adjusted EBITDA	3,321	3,330	192	182	153	169	(52)	(28)	3,614	3,653
Capital expenditures	(1,213)	(1,106)	(97)	(103)	(71)	(84)	52	28	(1,329)	(1,265)
Adjusted EBITDA less capital expenditures	2,108	2,224	95	79	82	85	—	—	2,285	2,388

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Three-month periods ended June 30 ($ millions, except margin)		(restated)		(restated)		(restated)		(restated)
Numerator – EBITDA	1,563	1,585	75	91	(17)	18	(33)	(15)	1,588	1,679
Denominator – Operating revenues and other income	3,746	3,842	536	519	774	827	(127)	(106)	4,929	5,082
EBITDA margin (%)	41.7	41.3	14.0	17.5	(2.2)	2.3	n/m	n/m	32.2	33.1

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Six-month periods ended June 30 ($ millions, except margin)		(restated)		(restated)		(restated)		(restated)
Numerator – EBITDA	2,986	3,196	143	166	33	89	(52)	(28)	3,110	3,423
Denominator – Operating revenues and other income	7,536	7,722	1,062	992	1,587	1,641	(243)	(216)	9,942	10,139
EBITDA margin (%)	39.6	41.4	13.5	16.7	2.1	5.5	n/m	n/m	31.3	33.8

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Three-month periods ended June 30 ($ millions, except margin)		(restated)		(restated)		(restated)		(restated)
Numerator – Adjusted EBITDA	1,639	1,640	99	98	72	89	(33)	(15)	1,777	1,812
Denominator – Operating revenues and other income	3,746	3,842	536	519	774	827	(127)	(106)	4,929	5,082
Adjusted EBITDA margin (%)	43.8	42.7	18.4	18.9	9.2	10.8	n/m	n/m	36.0	35.7

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Six-month periods ended June 30 ($ millions, except margin)		(restated)		(restated)		(restated)		(restated)
Numerator – Adjusted EBITDA	3,321	3,330	192	182	153	169	(52)	(28)	3,614	3,653
Denominator – Operating revenues and other income	7,536	7,722	1,062	992	1,587	1,641	(243)	(216)	9,942	10,139
Adjusted EBITDA margin (%)	44.1	43.1	18.0	18.4	9.6	10.3	n/m	n/m	36.3	36.0

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12‑month periods ended June 30 ($ millions, except ratio)	2026	2025
Numerator – EBITDA – excluding restructuring and other costs	7,315	7,333
Denominator – Net interest cost	1,497	1,404
Ratio (times)	4.9	5.2

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated

TELUS Corporation – Management’s discussion and analysis – 2026 Q2 statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month period ended June 30, 2026			Three-month period ended June 30, 2025
	Cash			Cash
	provided by			provided by
	operating			operating
($ millions)	activities	Difference	Free cash flow	activities	Difference	Free cash flow
EBITDA	1,588	—	1,588	1,679	—	1,679
Restructuring and other costs, net of disbursements	57	—	57	28	—	28
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	54	—	54	67	—	67
Effect of non-discretionary lease principal	—	(100)	(100)	—	(176)	(176)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	52	—	52	37	5	42
Net employee defined benefit plans expense	18	—	18	14	—	14
Employer contributions to employee defined benefit plans	(4)	—	(4)	(5)	—	(5)
Gain on contributions of real estate to joint ventures	(10)	10	—	—	—	—
(Income) loss from equity accounted investments	—	—	—	(2)	—	(2)
Interest paid	(450)	—	(450)	(308)	—	(308)
Interest received	20	—	20	17	—	17
Other	(30)	30	—	(23)	23	—
Other working capital items	59	(59)	—	(195)	195	—
Capital expenditures	—	(678)	(678)	—	(678)	(678)
	1,354	(797)	557	1,309	(631)	678
Income taxes paid, net of refunds	(12)	—	(12)	(143)	—	(143)
	1,342	(797)	545	1,166	(631)	535

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Free cash flow calculation

	Six-month period ended June 30, 2026			Six-month period ended June 30, 2025
	Cash			Cash
	provided by			provided by
	operating			operating
($ millions)	activities	Difference	Free cash flow	activities	Difference	Free cash flow
EBITDA	3,110	—	3,110	3,423	—	3,423
Restructuring and other costs, net of disbursements	222	—	222	(8)	—	(8)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing	81	—	81	95	—	95
Effect of non-discretionary lease principal[1]	—	(213)	(213)	—	(369)	(369)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	83	—	83	79	5	84
Net employee defined benefit plans expense	31	—	31	29	—	29
Employer contributions to employee defined benefit plans	(9)	—	(9)	(10)	—	(10)
Gain on contributions of real estate to joint ventures	(15)	15	—	(8)	8	—
(Income) loss from equity accounted investments	(1)	—	(1)	(2)	—	(2)
Interest paid	(880)	—	(880)	(679)	—	(679)
Interest received	45	—	45	22	—	22
Other	(45)	45	—	(34)	34	—
Other working capital items	(102)	102	—	(367)	367	—
Capital expenditures	—	(1,329)	(1,329)	—	(1,265)	(1,265)
	2,520	(1,380)	1,140	2,540	(1,220)	1,320
Income taxes paid, net of refunds[2]	(128)	116	(12)	(297)	—	(297)
	2,392	(1,264)	1,128	2,243	(1,220)	1,023

1

As set out in Note 3 of the interim consolidated financial statements, we may issue new debt to replace existing debt with different characteristics. As part of managing our capital structure, we chose to replace lease principal of $732 through discretionary repayment.

2

As set out in Note 3 of the interim consolidated financial statements, as part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12‑month periods ended June 30 ($ millions, except ratio)	2026	2025
Numerator – Net debt	25,963	27,293
Denominator – EBITDA – excluding restructuring and other costs	7,315	7,333
Ratio (times)	3.5	3.7

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of net interest cost

For the 12‑month periods ended June 30 ($ millions)	2026	2025
Financing costs	1,199	1,517
Add (deduct):
Employee defined benefit plans net interest	(13)	(11)
Interest on long-term debt, excluding lease liabilities and other – capitalized	8	26
Gain on purchase of long-term debt	303	—
Unrealized changes in virtual power purchase agreements forward element	—	(128)
Net interest cost	1,497	1,404

TELUS Corporation – Management’s discussion and analysis – 2026 Q2

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have standardized meanings.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventive care, personal health security, and employee and family assistance programs). This count includes clients who utilize TELUS Health services either directly or indirectly. It is probable that some members and their dependents will be a user of multiple TELUS Health services.